SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934**

For the Month of April 2005

ELRON ELECTRONIC INDUSTRIES LTD.

(Translation of Registrant's Name into English)

**The Triangle Building, 42nd Floor
3 Azrieli Center
Tel Aviv 67023
ISRAEL**
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated by reference herein is a copy of the annual report to security holders of Elron Electronic Industries Ltd.

KL2:2387781.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: ______________________
Richard Gilden for Tal Raz,
Vice President and Chief Financial Officer,
pursuant to due authorization

Dated: April 27, 2005

Index to Exhibits

Exhibit No.	Exhibit
99.1	Annual Report to Security Holders



ELECTRONIC
INDUSTRIES

DING GROUP

ANNUAL REPORT 2004

HANDS-ON TECHNOLOGY



HANDS-ON TECHNOLOGY

TABLE OF CONTENTS

ELRON'S 2004 FINANCIAL HIGHLIGHTS


INCOME (LOSS) PER SHARE
Net income (loss) ($m)
Income (loss) per share
80
60
40
20
0
-20
-40
-60
84.1
2.87
-41.6
-1.58
-7.2
-0.25
3
2
1
0
-1
-2
2002
2003
2004


BALANCE SHEET DATA ($M)
Cash resources
Investments in group companies
total assets
Shareholders equity
600
500
400
300
200
100
0
100
221
394
259
122
286
451
296
189
273
501
389
2002
2003
2004


ELRON vs. NASDAQ
ELRON
NASDAQ
ELRON
$17.00
$16.50
$16.00
$15.50
$15.00
$14.50
$14.00
$13.50
$13.00
$12.50
$12.00
$11.50
$11.00
NASDAQ
2250
2200
2150
2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
1600
1/2/04
1/16/04
2/2/04
2/17/04
3/2/04
3/16/04
3/30/04
4/14/04
4/28/04
5/12/04
5/26/04
6/10/04
6/25/04
7/12/04
7/26/04
8/9/04
8/23/04
9/7/04
9/21/04
10/5/04
10/19/04
11/2/04
11/16/04
12/1/04
12/15/04
12/30/04
DATE



OUR VISION

To create shareholder value by identifying and developing long-lasting, profitable technology companies based on Israeli innovations

BRINGING TECHNOLOGY LEADERS TO MARKET LEADERSHIP

Elron is a leading multinational technology holdings group which takes an active and long-term role in the development and growth of its subsidiaries and affiliates.

Elron has been a major force in the development of Israeli high tech, helping to build companies in the fields of medical devices, medical imaging, advanced defense electronics, telecom, and semiconductors.

A pioneer in Israeli high tech since 1962, Elron has worked carefully to shape the next generation of Israeli success stories by combining its unique access to the cutting edge of Israeli technology with a keen ability to identify technology with global commercial potential. Elron actively seeks out, identifies, and effectively leverages the best of the country's technology, management, and entrepreneurial talent.

Elron dedicates itself to harnessing the unique Israeli entrepreneurial spirit and technological innovation capability. Leveraging the vast research and development potential of Israel's universities, scientific institutions, and defense laboratories, over the years, Elron has excelled at building companies that effectively take advantage of the country's unique knowledge and human capital.

continued

OUR VISION

HANDS-ON TECHNOLOGY

Elron creates shareholder value by taking leading shareholder stakes and providing a full range of operational and management support to its group companies.

Since its inception, Elron's hands-on approach has established its winning track record of building market leaders through a combination of leadership and guidance, business insight, capital support and financial expertise, in-depth market and industry knowledge, and high-level business development.

Elron believes that its hands-on approach to technology has made it a leading force in investments in Israel, one of the world's hotbeds of technological innovation.

RDC – Rafael Development Corporation

Jointly held by Rafael (Israel's Armament Development Authority, the primary research and development arm of Israel's Ministry of Defense) and Elron, RDC is dedicated to developing effective civilian applications from Rafael's advanced technologies.

Capitalizing on Rafael's advanced technologies, scientific know-how, technological creativity and resourcefulness with Elron's strong financial base, access to markets, and international experience, RDC has been responsible for successfully commercializing some notable Israeli military technology.

Elron's shares are traded on the Tel Aviv Stock Exchange and the Nasdaq (symbol ELRN).

LETTER TO THE SHAREHOLDERS

Dear Shareholders,

With its record results, 2004 was one of the best years in Elron's history. We recorded net income of $84.1 million and ended the year with approximately $175 million of cash resources. Looking back, 2004 was a very active and dynamic year for Elron.

2004 WAS A YEAR OF MAJOR EXITS

The sale of Elron's 20% interest in Elbit Systems for approximately $197 million resulted in a gain of $91.5 million net of tax.

We started Elbit Systems 38 years ago, and over the decades, it grew to become the largest non-government defense electronics company in Israel. This sale demonstrated the fruits of our long-term strategy of building successful and lasting companies.

> "Looking back, 2004 will be remembered as a very active and dynamic year for Elron."

In 2004, we completed two additional exits. We sold KIT eLearning, a provider of online academic programs, in which we held 45%, to a subsidiary of Laureate Education, Inc. (Nasdaq: LAUR), a global leader in higher education, for up to $20 million (including future payments based on future earnings), which resulted in an immediate gain to Elron of $5.3 million and similar future gains based on KIT's future earnings. We also sold Zix Corporation shares (Nasdaq: ZIXI), received from the earlier sale of Elron Software to Zix in 2003, for $8.1 million, resulting in a gain of $5.4 million net of tax.

STRENGTHENING OUR POSITION IN MEDICAL DEVICES

We strengthened our position in the medical device field mainly through the significant development of Given Imaging (Nasdaq: GIVN), in which we have a 20% interest. Given Imaging, originated from RDC (our partnership with Rafael, the largest R&D organization of Israel's Ministry of Defense) and successfully turned military imaging technology into one of the world's leading new medical device companies. Given Imaging develops, produces, and markets a disposable miniature video camera, the size of a pill, for detecting gastrointestinal disorders. During 2004, we purchased additional shares in Given Imaging for approximatly $44 million, which reflects our confidence in the potential of this company. Given Imaging reported record revenues of $65 million in 2004, an increase of 60.4% over 2003, and net income of $2.9 million for the first time in its history. Another major step in the development of Given Imaging in 2004 was the strategic marketing and sales alliance agreement with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, to market in the United States Given Imaging's Pillcam™ ESO video capsule for visualization of the esophagus. This agreement significantly strengthened Given Imaging's competitive position as the leader in capsule endoscopy. In 2004, Given Imaging's PillCam was awarded The Wall Street Journal Technology Innovation award.

Our medical device companies also include the following:

Galil Medical, in which we hold 40%, focuses its effort on developing minimally invasive treatment based on its cryotherapy technology in the field of women's health.

Oncura, in which Galil Medical holds 25% and GE Medical holds 75%, is engaged in minimally invasive treatment options for urologic cancer based on GE's brachytherapy technology and Galil Medical's cryotherapy technology.

Notal Vision, in which we hold 26%, operates in the field of early detection of age-related macular degeneration (AMD). It formally launched its product in October 2004 through Carl Zeiss Meditec Inc., one of the leading manufacturers of professional optical equipment.

Impliant, a new Elron company in which we hold 28% (invested at the end of 2004), is engaged in the development of novel posterior motion preservation and cartilage protection devices for spine and joint arthroplasty. Impliant's innovative technology, which is supported by its experienced management team and substantial resources from its last $18 million investment round, is well positioned to become one of the leading spine-related motion preservation solutions.

> "Elron enters 2005 as a major force in the Israeli high-tech industry, with a very strong balance sheet."

INVESTING A RECORD AMOUNT OF $76 MILLION

In 2004 we invested approximately $76 million in new and existing companies, of which $44 million was in Given Imaging and $7.4 million in Impliant as noted above.

Another new company in which we invested last year was Jordan Valley, in which we now hold 28%. Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley's technology is uniquely positioned to overcome the challenges posed by next-generation chip geometries.

In 2004, we also invested $1.5 million directly in Starling Advanced Communications, which was established by RDC at the end of 2003 to develop a unique, cost-effective antenna and satellite communications solution for reliable broadband airborne connectivity on commercial and business platforms.

In addition, some of our group companies completed private placements from Elron and new strategic investors to enable them to grow their business and build value in the future. In March 2004, ChipX, in which we now hold 27%, raised $12 million in a private placement led by Vantage Point Venture Partners, a new investor. The proceeds are being used to finance sales, marketing, and new product development in the structured ASIC market. In June 2004, AMT, in which we hold 40%, completed a private placement of $6 million, in which a major international company in the metal industry invested $3 million and we invested an additional $3 million.

"In 2004, Elron's market value increased by 32% from approximately $330 million to approximately $440 million. Our stock price increased from $11.32 at the end of 2003 to $14.90 at the end of 2004."

BUILDING SHAREHOLDER VALUE

In 2004, Elron's market value increased by 32% from approximately $330 million to approximately $440 million. Our stock price increased from $11.32 at the end of 2003 to $14.90 at the end of 2004.

Elron enters 2005 as a major force in the Israeli high-tech industry, with a very strong balance sheet, including cash resources of approximately $175 million and $380 million in shareholders' equity, representing 78% of our total assets. This solid position will enable us in 2005 to continue to build our current group companies, to leverage our exclusive access to military technology through our partnership with Rafael in RDC to initiate new companies, and to invest our resources in new companies mainly in the fields of medical devices, telecom, and semiconductors.

We thank our employees for their continuing contributions and efforts in 2004, and we extend our gratitude to our shareholders for their continued trust and support.

Sincerely,

Doron Birger
President and CEO



Ami Erel
Chairman of the Board



HANDS-ON TECHNOLOGY

ELRON GROUP STRUCTURE

(Directly and indirectly through RDC, a 50% owned subsidiary)

As of March 2005


TELECOM
Partner Communications Company*
9%
Netvision
46%
Wavion
38%
Starling Advanced Communications
33% directly
34% by RDC
Pulsicom Technologies
18%
Elron TeleSoft
100%
Cellact
45%
ADVANCED MATERIALS
A.M.T. Group (Advanced Metal Technologies)
40%
Notal Vision
InnoMed Ventures
14%
* Public company



HANDS-ON TECHNOLOGY

SEMICONDUCTORS

- **ChipX**
  27%

- **Jordan Valley**
  28%

- **Oren Semiconductor**
  41%

- **Sela**
  12% directly
  54% by RDC

- **3DV Systems**
  47% directly
  47% by RDC

- **EVS**
  Elbit Vision Systems*
  11%



> From its early days till present times, Elron has been engaged in revolutionizing medical care based on pioneering cutting-edge medical device technologies that have become world-renowned icons. Today, more than ever, we are engaged in leading the development of new medical technologies that advance the vision of less invasive, less painful, and more efficient medical diagnosis and treatment.

Medical Devices

Given Imaging

Galil Medical

Oncura

Impliant

Notal Vision



HANDS-ON TECHNOLOGY


PillCam
PillCam

GIVEN IMAGING

A 20% Elron company directly and indirectly through RDC

GIVEN® IMAGING

Expanding the scope of GI

Given Imaging has redefined gastrointestinal disease diagnosis by developing, producing, and marketing innovative, patient friendly products for detecting gastrointestinal disorders.The company's technology platform, the GIVEN® Diagnostic System, features the PillCam™ capsule endoscope, a disposable, miniature video camera contained in a capsule, which is ingested by the patient and passes naturally through the digestive tract while transmitting high-quality color images without interfering with the patient's normal activities.

The PillCam SB video capsule, Given Imaging's first capsule, is the only naturally ingested method for direct visualization of the entire small intestine. It received marketing clearance from the FDA in August 2001 and permission to affix the CE mark in May 2001. It is currently marketed in the United States and in more than 60 other countries and has benefited more than 145,000 patients worldwide.

The PillCam SB capsule has been used to diagnose a range of diseases of the small intestine including Crohn's disease, celiac disease and other malabsorption disorders, benign and malignant tumors of the small intestine, obscure bleeding, vascular disorders, medication-related small bowel injury, as well as a range of pediatric small bowel disorders.

The PillCam ESO video capsule, which provides visual examination of the esophagus, was cleared for marketing by the FDA in November 2004 and received permission to affix the CE mark in September 2004.

In May 2004, Given Imaging entered into a strategic marketing and sales alliance with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, for the marketing and sale of the PillCam ESO video capsule (following FDA marketing clearance).

In addition to the PillCam video capsule,The GIVEN Diagnostic System consists of the following components:

- The GIVEN® data recorder. Worn on a belt, the "Walkman-like" recorder receives the images transmitted from the capsule through external abdominal sensors, yet allows patients complete mobility during the examination, so that they can continue with their daily activities.

continued



▷ The RAPID® workstation. Equipped with Given's proprietary RAPID (Reporting and Processing of Images and Data) application software, this sophisticated software for data processing incorporates the relevant data gathered from the PillCam capsule and produces a video of the GI tract. The software features options for viewing the video, saving individual images and short video clips, saving findings, and printing reports.

The company intends to use this technological platform in the development of future-generation capsules for examining other parts of the gastrointestinal tract such as the stomach and the colon. Given Imaging has submitted and received numerous patents worldwide for the technologies employed in the Given Diagnostic System and for new capsules to be developed using this advanced technological platform.

Given Imaging completed a successful IPO in October 2001 and a secondary offering in June 2004. Its shares are traded on the Nasdaq and on the Tel Aviv Stock Exchange (symbol: GIVN). The company's revenues totaled $40.5 million for the fiscal year 2003 and $65.0 million in 2004.

Given Imaging's headquarters, manufacturing, and R&D facilities are located in Yoqneam, Israel. It has direct sales and marketing operations in the United States, Germany, and France, and local offices in Tokyo, Madrid, and Sydney.

For more information, visit www.givenimaging.com.

GALIL MEDICAL

A 40% Elron company directly and indirectly through RDC

GALIL MEDICAL

Founded in 1997 by RDC, Galil Medical Ltd. designs and develops minimally invasive technology for various clinical applications. Galil's technology involves freezing and thereby ablating diseased tissue in a technique commonly referred to as cryotherapy. Galil's cryotherapy technology offers an alternative treatment to open surgery for a wide range of cancerous and benign conditions including prostate and renal cancer, liver cancer, benign and malignant breast tumors, uterine fibroids, cardiac arrhythmia, pain management, bone cancer, and more.

Since 1999, Galil Medical has focused on developing products to address specific urologic diseases, including prostate cancer (the most common cancer in American men) and kidney cancer. The company has already installed more than 350 systems in medical institutions worldwide.

In July 2003, Galil Medical and Amersham Health*, a leader in life sciences and medical diagnostics, merged Amersham's health therapy business with the urology business of Galil Medical to form Oncura. The joint venture includes long-term contracts for Galil Medical for developing and manufacturing cryotherapy products in the field of urology.


1000

*Part of GE Healthcare since April 2004.

continued

In addition to its urology application, Galil Medical is now focusing on developing minimally invasive cryotherapy solutions for women's health conditions such as uterine fibroids, irregular bleeding, and benign breast tumors.

Galil Medical's headquarters, R&D, and manufacturing facilities are located in Yoqneam, Israel.

For more information, visit www.galil-medical.com.

ONCURA

A 10% Elron company through Galil Medical

ONCURA

Oncura is a worldwide leader in minimally invasive treatment of prostate and kidney cancer.

Oncura was formed in July 2003 as a joint venture between Amersham Health* (75%) and Galil Medical (25%). Oncura was granted full ownership to Amersham's brachy seed technology and Galil's cryo technology in the field of urology.

Oncura is committed to leadership and innovation in both brachytherapy and cryotherapy.

Oncura offers minimally invasive treatment options, brachytherapy and cryotherapy, for patients with early, advanced, and recurrent stages of prostate cancer. In addition, Oncura offers cryotherapy products for the treatment of kidney cancer.

Operationally, Oncura is a marketing organization that outsources R&D, manufacturing, regulatory, and supply chain services to its shareholders. In 2004, its first full year of operation, sales were $77 million.

Oncura's operating plan calls for the company not only to grow organically, but also to conduct vigorous business development and acquire additional products and technologies to complement its prostate and urology franchises.

Oncura is headquartered in Plymouth Meeting, Pennsylvania. Its European and international operations are headquartered in Amersham, United Kingdom.

For more information, visit www.oncura.com.


Risk Groups Localized Prostate Cancer
Low
Intermediate
High
Radiation Failures
Brachytherapy
Cryotherapy
Minimally invasive treatment solutions

*Part of GE Healthcare since April 2004.

IMPLIANT

A 28% Elron company

Founded in 1996, Impliant Inc. develops novel posterior motion preservation and cartilage protection devices for spine and joint arthroplasty.

Through its use of cutting-edge polymer materials and advanced engineering techniques, Impliant is developing a new class of spine and joint arthroplasty devices to target significant portions of the $20 billion orthopedic implant market. The company's Total Posterior Spine System (TOPS™) is the world's first system to address the needs of the 300,000 patients who undergo fusion surgery and could benefit from a posterior motion preservation system. Impliant's Cushion-Bearing™ joint implants fulfill the need among aging baby boomers for partial hip, knee, and shoulder prostheses.



Elron invested $7.3 million as part of an $18.1 million financing in December 2004. Other investors in the latest round include Radius HSS Ventures, the affiliate of the Hospital for Special Surgery, Advent International, Gemini Israel Funds, and InnoMed Ventures.

Impliant is headquartered in Milford, Connecticut. Its wholly owned subsidiary, Impliant Ltd., is based in Ramat Poleg, Israel.

For more information, visit www.impliant.com.

NOTAL VISION

A 26% Elron company

Founded in 2000, Notal Vision has developed the first comprehensive diagnostic solution for the early detection and frequent monitoring of age-related macular degeneration (AMD), the leading cause of blindness in the Western world.

Over 16 million patients in the United States alone suffer from AMD, and early detection of AMD is critical in slowing or stopping the disease's deleterious effects. Notal Vision's Preferential Hyperacuity Perimetry™ (PHP™) is an innovative, noninvasive solution which provides an answer to the surging need for early detection and frequent monitoring of AMD. The PHP early detection device received FDA clearance in March 2002.

In January 2003, Notal Vision signed an agreement with Carl Zeiss Meditec Inc., one of the world's leading manufacturers and distributors of professional ophthalmologic equipment, for exclusive marketing and distribution rights of its PHP device.

Due to Notal Vision's business development and marketing efforts, leading ophthalmology specialists and opinion-leaders around the world now recognize and define PHP as the standard of care for AMD diagnosis and monitoring.

Notal Vision's corporate headquarters and R&D facility are located in Tel Aviv, Israel.

For more information, visit www.notalvision.com.





"In an era of limitless connectivity made possible by the breakthroughs in wireless communications and the convergence of next-generation networks, Elron believes in endorsing technologies that have been conceived to meet the challenges presented by the way we communicate and exchange information in the 21st century."



Telecom

Partner Communications Company

NetVision

Wavion

Starling Advanced Communications

Pulsicom Technologies

Elron TeleSoft

Cellact

HANDS-ON TECHNOLOGY



PARTNER COMMUNICATIONS COMPANY

A 9% Elron company

Founded in 1997, Partner Communications Company is a leading Israeli mobile communications service provider known for its GSM/GPRS-based services and the development of wireless applications under the orange™ brand.

Partner was awarded its GSM-900 license in April 1998. Since commencing full commercial operations in the beginning of 1999, Partner has established itself as a leader in terms of growth and development, and is demonstrating robust financial and operational performance. Partner has changed the face of the cellular market in Israel with its combination of clear vision and focus on performance and results.

Partner's innovative marketing, wide selection of services, advanced technology, and value-added applications have translated into an improved EBITDA, operating profit, net profit, and cash flow. In terms of subscribers and revenues, Partner has consistently captured the lion's share of the growth in the Israeli cellular market. As of December 31, 2004, Partner's more than 2.34 million subscribers represent an estimated 32% of the Israeli cellular market.

Partner's revenues in 2004 were $1,193.3 million compared to $1,037.1 million in 2003; its net income was $109.5 million.

Partner was awarded 3G spectrum in December 2001. Following the award, the Ministry of Communications amended Partner's license, enabling the company to move ahead with its plans to launch an advanced third-generation cellular network in Israel, and ensuring that the company's subscribers continue to enjoy superior wireless services.

Partner's ADSs are traded on the Nasdaq (symbol: PTNR), on the London Stock Exchange (symbol: PCCD), and on the Tel Aviv Stock Exchange (symbol: PTNR).

Partner is located in Rosh Ha'ayin, Israel.

For more information, visit www.orange.co.il.

HANDS-ON TECHNOLOGY



NETVISION

A 46% Elron company

Founded in 1994, NetVision has grown to become one of Israel's largest Internet Service Provider (ISP) for the corporate and retail markets. As of December 31, 2004, NetVision had more than 411,000 subscribers.

The company pioneered Internet service in Israel and helped propel the country on its global technology path. Its integrated Internet solutions are designed to match the needs of its customers, making their lives more efficient, easier, and convenient.

NetVision offers a wide range of Internet-related services: high-speed dial-up modems, cable and ADSL connections, dedicated LAN-to-LAN lines, communication servers, data security system integration and maintenance, private networks for international corporations, application hosting, and custom online services.

The company also offers international dialing services and a wide range of international calling services to corporate clients and consumers. The company's VoIP-based network allows for competitive service packages, unique pricing methods such as unlimited dialing, and advanced services.

NetVision's content department develops a variety of content-based products and premium content packages for its customers, both in the consumer and business sectors.

The company entered the e-commerce arena in 1998, with the launch of NetAction, Israel's first auction site (www.netaction.co.il). NetAction is Israel's largest and leading e-commerce platform, not only providing visitors access to auctions but also special group-price sales of a wide range of products from some of the country's top retailers and distributors.

NetVision develops and operates the Nana Internet portal (www.nana.co.il), Israel's second most popular portal. Launched in July 1999, Nana immediately assumed a leading position in the Israeli Internet content market, offering visitors a wide range of content channels, Internet services, and community features. The portal operates more than 200 different forums and discussion groups as well as Israel's busiest chat room.

Through its subsidiary, NetVision Internet Applications, the company offers application development services, specializing in complex Internet and intranet systems and B2C applications.

NetVision is headquartered in Haifa, Israel.

For more information, visit www.netvision.co.il.

WAVION

A 38% Elron company

Wavion was founded in 2000 by a group of the leading experts in smart antennas for wireless networks to commercialize this advanced technology and bring it to the market at a cost-competitive price.

Wavion's smart antenna products provide significant performance gains in system capacity, operating range, and data rate. They provide a high level of resilience to interference and multipath effects, providing high benefits for both indoor and outdoor environments. By enabling simplified deployment with a reduced number of units, Wavion's products considerably reduce the overall costs of deploying and operating wireless networks. The company's core technology is deployed in a System On a Chip (SoC) ASIC, enabling the use of the technology in a wide range of market segments and applications.

The company employs a team of highly skilled and experienced engineers in the areas of smart antennas, networking, and chip design.

Wavion is headquartered in Yoqneam, Israel.

For more information, visit www.wavionnetworks.com.



Wavion

HANDS-ON TECHNOLOGY

STARLING ADVANCED COMMUNICATIONS

A 50% Elron company directly and indirectly through RDC

Starling
Advanced Communications

Founded in 2001, Starling Advanced Communications provides innovative connectivity solutions for aircraft in the growing broadband access market. Its antenna and SatCom systems are based on proven technology developed at Rafael (Israel's Armament Development Authority) and Elbit Systems.

Starling has succeeded in commercializing advanced defense technologies in the fields of antennas and SatCom resource allocation systems. The result is a unique connectivity solution that makes it possible to deliver advanced Internet services and applications for security, entertainment, and operations on all three major categories of aircraft — business jets and narrow- and wide-body.

Starling's MIJET product line offers a unique connectivity solution incorporating a unique Ku-band antenna system. The solution enables the delivery of high-speed Internet services on a broadband connection of up to 40 Mbps. Starling gives airlines and service providers the optimal solution for a revenue-generating platform, while considering the difficult trade-offs that must be made between coverage, capacity, and price. During 2004, Starling established business relationships with market leaders and service providers.



Starling is headquartered in Yoqneam, Israel.

For more information, visit www.starling-com.com.

PULSICOM TECHNOLOGIES

An 18% Elron company

Pulsicom
Technologies

Founded in 2000 to explore and exploit ultra wideband (UWB) technology, Pulsicom developed an accurate real-time locating system for confined areas, and is waiting for the market to develop.

Pulsicom's team has more than 50 years of combined experience in antenna development. The company is presently pursuing the rapidly growing market of antenna systems for short-range, high-bandwidth communication in multipath intensive environments, such as Wi-Fi, Wi-Max and UWB. In these environments, the antenna system is the key to providing wirelike dependability — a critical component that system vendors are now beginning to realize by allocating a larger percentage of the product budget to the antenna system. Pulsicom is striving to capitalize on its unique expertise in view of these exciting developments. Its typical business model includes NRE payments as well as subsequent per-unit payments.

The company's customers include major multinationals in a variety of industries. In 2004, Pulsicom won two major preliminary designs.

Pulsicom is headquartered in Or Yehuda, Israel.

For more information, visit www.pulsicom.com.

ELRON TELESOFT

A 99% Elron company

Elron TeleSoft

Since 1983, Elron TeleSoft has been enabling telecom service providers and telcos to secure their market advantage by improving revenue and service assurance processes.

Elron TeleSoft possesses unique skills in network performance analysis and OSS/BSS. The company's innovative solutions have earned it a reputation for quality and reliability and have attracted high-profile customers such as Vodafone and E-Plus.

Protecting revenues is as important as finding new business. Until now, companies have relied heavily on partial solutions — manual inspection and control processes — which are cumbersome, time consuming, and ad hoc. Pooling extensive telecom and revenue assurance (RA) expertise, Elron TeleSoft has developed a highly versatile process control tool that delivers both end-to-end RA capabilities and billing verification.

During 2004, the company identified the market need for preventing fraudulent exploitation of new and emerging IP-based telecom services and started to develop its own IP-fraud management system to create a comprehensive RA product suite.

THE COMPANY'S PORTFOLIO LEADERS

Revenue Assurance Process (RAP) Control

Telcos need automatic and systematic tools in order to monitor all processes. The RAP continuously identifies revenue leaks. Every risk point is identified, monitored, and managed — and every leak is sealed. The RAP provides proven functionality and methodology to build, control, and validate processes within both wired and wireless operators. By exercising greater control, telcos can improve both their top and bottom lines.

Switch-to-Bill Verification Tool (ESSB)

The ESSB collects different formats of data records from various sources and compares them with different multicycled keys, analyzes the discrepancies, and fixes them by adding the relevant (missed or mistaken) information.

Elron TeleSoft is headquartered in Petach Tikva, Israel.

For more information, visit www.elrontelesoft.com.

CELLACT

A 45% Elron company

cellact
An Elbit Company

Founded in 2000, Cellact is a leading cellular messaging provider. The company's cellular messaging platform, Nimbus, was commercially released in July 2001. Nimbus provides both cellular operators and enterprises with a comprehensive solution for generating, operating, and controlling cellular messaging applications.

Cellact's two-way SMS platform is currently used by all four of Israel's mobile operators; it successfully delivers tens of millions of text messages each month. Cellact's major customers come from a variety of industries, including telecom, finance, and contact centers.

Cellact is headquartered in Shefayim, Israel.

For more information, visit www.cellact.com.

"As we experience the expanding presence of semiconductors in a world driven by technology, we increasingly face the challenges posed by the scale-down of chip geometries and the rise in cost and architectural complexity. These new frontiers constitute an increasing barrier to sustainable progress. At Elron, we are dedicated to finding the technologies that will help break down this barrier."

Semiconductors



ChipX

Jordan Valley

Oren Semiconductor

Sela

3DV Systems

Elbit Vision Systems (EVS)

HANDS-ON TECHNOLOGY


Chip x
MAUI2
R4046XL-A-352B
PA006314
0037 CI USA

ChipX

A 27% Elron company

Founded in 1989, ChipX designs, develops, and manufactures high-performance structured application specific integrated circuits (ASICs) for a broad variety of electronic systems companies, fabless semiconductor companies, and design houses. The company's patented technology offers much lower nonrecurring engineering (NRE) costs than other forms of hard-wired ASICs such as standard cells, significantly higher performance, and a lower per-unit cost than field programmable gate arrays (FPGAs).

ChipX structured ASIC technology enables the best overall balance of cost, performance, and time to market when compared with the solutions offered by standard cell ASIC vendors and FPGA manufacturers. The company's products are used in numerous applications across a wide variety of industries including medical, military, aerospace, automotive, communications, computer, and consumer.

The company's global customer base includes ADC Telecommunications, AMCC, Cisco, Emulex, GE Medical, Hughes Network Systems, Lockheed, Lucent, Motorola, Raytheon, and Rockwell. During 2004, the company raised $12 million and closed its California production line. The company is currently outsourcing all its manufacturing.

ChipX is headquartered in Santa Clara, California. Its development center is located in Haifa, Israel.

For more information, visit www.chipx.com.

JORDAN VALLEY

A 28% Elron company

JORDAN VALLEY

Established in 1982 to produce equipment in the field of energy-dispersive X-ray fluorescence (EDXRF), Jordan Valley shifted direction in 1995 to meet the growing needs of the burgeoning semiconductor industry.

Jordan Valley has developed a unique, automatic, in-line product wafer metrology platform, based on X-ray technology. The machine enables powerful nondestructive analysis and characterization of thin film metals and dielectrics on product wafers to meet the challenges of the semiconductor industry.

The thin film control market is approximately $500,000 a year enjoying CAGR nearly 10% higher than the equipment market. This market segment is usually driven by design rules and new materials that are not always supported by appropriate measurement tools. Leading manufacturers are currently using 130 to 90 nm technology, while 65 to 45 nm are still in the R&D and advanced R&D stages, respectively. The reduction in size not only increases the use of new materials, but also implies production of ultra-thin film structures at atomic levels.

Jordan Valley offers a total inline metrology solution with superior ultra-thin film measurement capability and wide range of application coverage. The company's proprietary JVX® platform exploits various X-ray-based schemes to effectively measure thickness, density, roughness, and composition of metals and dielectrics in new-generation chip layers. The platform features small spot size, low nondestructive energies, enabling a wide range of product wafers metrologies. With its sophisticated algorithms, JVX becomes an ideal tool to be used for both R&D and wafer production. JVX offers superior equipment for current and rapidly evolving future processes.

The company has received numerous worldwide patents in the field of X-ray detection, testing, and process.

Jordan Valley completed a private placement in October 2004. The company's revenues totaled approximately $3.2 million for fiscal year 2003 and approximately $7.2 million in 2004.

Jordan Valley operates two business divisions: the analytic division and the semiconductor division. Jordan Valley focuses in the semiconductor industry, and is aggressively acting to promote its sales, directly and through distributors, in the United States, Japan (Canon), Europe (JP Kummer), Taiwan and China (MIC).

Jordan Valley's headquarters, manufacturing, and R&D facilities are located in Migdal Haemek, Israel. Marketing offices for both divisions are located in the United States.

For more information, visit www.jordanvalley.com.





HANDS-ON TECHNOLOGY

OREN SEMICONDUCTOR

A 41% Elron company

Founded in 1995 as a spin-off of Zoran (Nasdaq: ZRAN), then an Elron affiliate, Oren Semiconductor designs, develops, and markets advanced semiconductor solutions for analog and digital television. The company has a proven track record in the development and sales of digital communication integrated circuits (ICs) for use in digital TV products. Its products enable reception of rich digital media on consumer electronics (digital set-top boxes, integrated digital TVs, PCs) and other broadband appliances.

Oren has integrated digital and analog television standards into a single digital signal-processing (DSP) core. The company's unique, patented DSP architecture gives Oren's products the capability to manage the complexities of receiving digital TV transmissions, while offering flexibility and programmability. Oren's digital TV demodulator ICs incorporate front-end receiver functions that reproduce digital data transmitted by air, satellite, or cable.

Among the company's customers are large multinationals including Daewoo, Hitachi, JVC, Mitsumi, Motorola, Rockwell International, Samsung, Sanyo, Sony, Tektronix, Thomson, and Westinghouse.

Sony and Zoran are strategic investors in the company.

Oren is headquartered in Yoqneam, Israel.

For more information, visit www.oren.com.



SELA

A 39% Elron company directly and indirectly through RDC

Founded in 1992, SELA develops and manufactures yield-enhancing and automation equipment for the semiconductor and optical components industries. Regarded as a technology leader and innovator, SELA's success is based on its breakthrough patented technologies which overcome bottlenecks in the semiconductor failure analysis process.

SELA's automated systems are used to prepare samples for scanning electron microscopy (SEM) and transmission electron microscopy (TEM). SELA's large and distinguished customer base includes most of the world's leading semiconductor fabrication facilities. The company has more than 200 installed systems worldwide (including IBM, Motorola, Renesas, Samsung, Sony, Texas Instruments, and TSMC).

SELA maintains a global network of offices and distributors to meet and support the needs of its customers. The company has distributors in Japan, Korea, Singapore, Taiwan, Malaysia, Scotland, France, Italy, Germany, the Netherlands, and Sweden.

SELA's worldwide headquarters, R&D, and manufacturing facilities are located in Yoqneam, Israel. SELA's U.S. customer sales and support offices are located in Sunnyvale, California.

For more information, visit www.sela.com.



3DV SYSTEMS

A 71% Elron company directly and indirectly through RDC

3DV Systems

Founded in 1996 by RDC, 3DV Systems designs and develops novel technology for depth-image video cameras and depth-image sensor chipsets for the consumer market.



3DV's breakthrough depth sensors enable three-dimensional object capturing with a single camera for a variety of real-time applications, such as gesture recognition (input device) for gaming and face recognition for access control and video conferencing.

Evaluation versions of 3DV cameras are in use in the field of opthamology. In 2004, 3DV launched a new project for 3D retinal mapping and successfully completed the physical proof of concept. The biological proof of concept is planned for completion in 2005.

Capital restructuring was completed in 2004. Most of the company's equity is now held by RDC and Elron.

3DV Systems has its headquarters, R&D, and manufacturing facilities in Yoqneam, Israel.

For more information, visit www.3dvsystems.com.

ELBIT VISION SYSTEMS

An 11% Elron company

EVS
ELBIT VISION SYSTEMS

Founded in 1994, EVS develops and manufactures sophisticated inspection systems used in manufacturing lines to reduce production bottlenecks and increase yields. During the past two years the company built on its original application for products in the textile industry and greatly expanded its solution portfolio. In 2004, EVS began providing solutions to entirely new markets: manufacturers of microelectronic components (LCDs, FDPs and wafers), industrial materials (metals, textiles, non-wovens, plastic, and paper), and vehicles (automobiles, airplanes, and trains).

Through its new products and those recently acquired, EVS has positioned itself as a fast-response, cost-effective "one-stop shop" for specialized inspection solutions. These solutions are based on a comprehensive portfolio of innovative proprietary technologies: 1) EVS-developed Automatic Optical Inspection (AOI) technologies, 2) nondestructive ultrasound technologies gained through the ScanMaster acquisition, and 3) laser inspection technologies gained through the YuraVision acquisition.

EVS shares are traded OTC (symbol: EVSNF).

EVS is headquartered in Yoqneam, Israel.

For more information, visit www.evs.co.il.





> "The boundaries between engineered systems and the materials constituting them are disappearing as material properties play a greater role at the system level. Elron's interest in advanced materials technologies is based on the vision that in almost every field of technology, materials science is becoming a critical path toward sustaining progress."

Advanced Materials

A.M.T. Group
(Advanced Metal Technologies)


HANDS-ON
OLOGY

A.M.T. Group (Advanced Metal Technologies)

A 40% Elron company

Founded in 1993, the companies in the A.M.T. Group develop technologies, processes, and finished products in the field of amorphous metals.

Amorphous metals are, in fact, a family of materials with non-crystalline structures due to a very fast cooling process. They differ in compositions and additives. Each of the metals has special characteristics used for different applications. The basic amorphous metals are ribbons up to 70 mm wide and 15 to 45 µm thick, glass-coated microwires with diameters of 2 to 300 µm, and powders with diameters of 5 to 30 µm.

A.M.T. coordinates the activity of its subsidiaries as relates to future activities such as raising capital, developing new technologies in amorphous metals and other advanced materials, and founding new subsidiaries based on these technologies.

As a result of intensive R&D, a cluster of subsidiaries emerged with applications and solutions in areas such as heating, authentication, and electronics.

In 2004, A.M.T. completed a private placement of $10 million from current shareholders and an industrial strategic partner that is a world leader in metal wires.

The A.M.T. Group is headquartered in Even Yehuda, Israel.

For more information, visit www.amt-metal.com.

MAIN SUBSIDIARIES

AHT (Advanced Heating Technologies) A 77% A.M.T. company



Founded in 1998, AHT develops and produces heating products for indoor, outdoor, agricultural, transportation, and industrial heating applications based on amorphous ribbons and powders.

AHT holds a global patent on the use of amorphous metal for heating products. The amorphous ribbons developed by AHT allow for the production of heating elements that are significantly more effective than conventional crystalline wires, due to their large transfer area, low mass, and low heating temperature. These heating elements also represent a cost-efficient solution for the company's customers.

AHT is located in Netanya, Israel.

For more information, visit www.aht-heating.com.

ACS (Advanced Coding Systems) A 61% A.M.T. company

Founded in 1999, ACS is the only worldwide producer of continuous industrial-grade glass-coated amorphous magnetic microwires for identification, authentication, and anti-shoplifting solutions.

ACS's competitively priced solutions include smart labels and tags as well as dedicated readers and detection systems for a range of applications. The company has developed microwire-based products and solutions that include AuthentiFiber™ for authentication of goods that are commonly counterfeited or forged, DataFiber™ for authentication and track and trace, and MicroChops™ for securing documents.





The company works closely with its customers and clients to provide highly qualified services and the most advanced microwire solutions for increased security and absolute identification.
headquartered in Even Yehuda, Israel.

For more information, visit www.acs-coding.com.

HANDS-ON TECHNOLOGY

Elron Electronic Industries Ltd. and its subsidiaries

FINANCIAL STATEMENTS

For the year ended December 31, 2004



TABLE OF CONTENTS

MANAGEMENT REPORT FOR 2004

The following discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2004 and the notes thereto, which are included in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the U.S. Securities and Exchange Commission from time to time.

OVERVIEW

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, telecom, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off.

In addition, some of our group companies grew out of our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), a joint venture with Rafael Armament Development Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC was established pursuant to a joint venture agreement entered into in July 1993 for the purposes of exploiting Rafael's technology in non-military markets. RDC has first rights to commercially exploit technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC's identification of new and existing military technology developed by Rafael.

Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. However, as a result of new accounting pronouncements described below under "CRITICAL ACCOUNTING POLICIES", some of our group companies and new companies in which we may invest may be accounted for at cost, thereby not affecting our results of operation. We anticipate this change may have a significant effect on our results of operations.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. The downturn in the world economy and, in particular, in the technology sector, during 2001 and through the middle of 2003, affected our group companies' ability to raise additional financing from other sources, the results of operations of our group companies and our ability to successfully "exit" some of our group companies and record gains at the same level that we experienced in the years prior to the downturn. Since the second half of 2003, there has been a recovery in the technology sector and capital markets. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded gains from realizing certain of our holdings, mainly in 2004, as a result of the sale of our holdings in Elbit Systems Ltd., and we anticipate that we may record a significant gain in 2005 from the sale of our shares in Partner Communications Company Ltd. ("Partner") (NASDAQ and TASE: PTNR; LSE: PCCD), if and when the sale of Partner shares is consummated (see below under "MAJOR TRANSACTIONS AND NEW INVESTMENTS"). Should the recovery in the world economy and, in particular, the technology sector, continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital.

We also anticipate increasing our investments in new companies in our main areas of operation, and we are currently considering investments in new companies in different stages of their life, mainly in the fields of medical devices and communications. In this regard, new companies in which we invested in 2004 include a $6.7 million investment in Jordan Valley Semiconductors Ltd. ("Jordan Valley"), operating in the field of semiconductors, a $3.0 million investment in Starling Advanced Communications ("Starling"), operating in the field of broadband communication, and a $7.3 million investment in Impliant Inc. ("Impliant"), a medical device company (see below under "MAJOR TRANSACTIONS AND NEW INVESTMENTS").

MAJOR TRANSACTIONS AND NEW INVESTMENTS

SALE OF ALL OF OUR HOLDINGS IN ELBIT SYSTEMS LTD. (NASDAQ: ESLT). On July 28, 2004, we sold all of our holdings in Elbit Systems, constituting approximately 19.6% of the outstanding share capital of Elbit Systems, to the Federmann group, following the exercise of its right of first refusal, for approximately $196.6 million. As a result, we recorded in 2004 a gain, net of tax, of approximately $91.5 million, of which approximately $21.6 million resulted from the decrease in our previous valuation allowance with respect to losses incurred in prior periods which were realized in 2004.

ACQUISITION OF SHARES OF GIVEN IMAGING (NASDAQ: GIVN). During 2004 we purchased approximately 1.4 million additional shares of Given Imaging, one of our group companies that operates in the medical device field and which develops, produces and markets a disposable miniature video camera for detecting gastrointestinal disorders. The shares were purchased in the open market for aggregate consideration of approximately $43.9 million. As a result, our direct and indirect (through RDC) interest in Given Imaging increased to approximately 20%.

TENDER OFFER TO PURCHASE 7.5% OF OUR SHARES. On August 22, 2004, we announced that Discount Investment Corporation Ltd. ("DIC") completed a tender offer to purchase 2,203,425 of our ordinary shares for $15 per share, net to the seller in cash, less any required withholding taxes and without interest. Following consummation of the tender offer, DIC owns approximately 46% of our outstanding shares.

INVESTMENT IN JORDAN VALLEY. On October 21, 2004, we invested approximately $6.7 million in Jordan Valley, an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Following the investment we hold 25% of Jordan Valley on a fully diluted basis. Our holding percentage is subject to adjustment based on Jordan Valley's future performance. Jordan Valley is also 40% indirectly owned (following the investment) by Clal Industries and Investments Ltd. ("Clal"), an approximately then 64% held subsidiary of IDB Development Corporation Ltd. ("IDBD"), which then held approximately 67% of our parent company, DIC. Clal, IDBD, and DIC are publicly traded on the Tel Aviv Stock Exchange. The investment was approved by our shareholders and the shareholders of Clal.

INVESTMENT IN STARLING. On October 21, 2004 we completed an investment of $3.0 million in Starling of which $1.5 million was invested immediately and an additional $1.5 million will be invested no later than April 21, 2005. Starling was formed in November 2003 and was equally held by Elbit Systems and our subsidiary RDC, prior to our investment. Following the investment, our direct and indirect interest in Starling is approximately 50%. Starling develops connectivity solutions for broadband access for commercial aircraft.

INVESTMENT IN IMPLIANT. On December 28, 2004, we invested approximately $7.3 million in Impliant as part of a financing round of approximately $18 million from new and existing investors. Impliant is a privately held medical device company, engaged in the development of an innovative posterior motion preservation system for spine surgery and a line of cushion-bearing joint arthroplasty products. Following the investment, we hold approximately 20% of Impliant, on a fully diluted basis. Innomed, in which we hold approximately 14%, is also a shareholder of Impliant.

OFFER TO SELL PARTNER SHARES. On February 8, 2005, we announced that we, Eurocom

Communications Limited and Polar Communications Limited (together the "Sellers") have irrevocably offered to sell to Partner an aggregate of 31.7 million Partner shares (of which approximately 15.8 million shares have been offered by us), representing the Sellers' entire holdings in Partner (equal to 17.2% of Partner's outstanding ordinary shares, of which we hold approximately 8.6%). The aggregate consideration for the shares shall be determined based on a price per share reflecting a 10% discount to Partner's 20 day volume weighted average market price prior to the date Partner obtains the approval of its shareholders, up to a maximum price per share of NIS 32.22 (approximately $7.37 per share) and not less than NIS 31.04 (approximately $7.10 per share). On February 23, 2004 Partner announced that its Board of Directors has approved the acceptance of the offer. The closing of the transaction is conditional upon various conditions precedent, including the release of share pledges in favor of Partner's lending banks currently covering the shares. The closing is also subject to Partner obtaining all corporate and regulatory consents and approvals required by law or Partner's general license. Subject to all conditions to closing being satisfied, closing of the sale to Partner is scheduled to occur no later than 80 days from date of the offer. There is no assurance that the sale to Partner will be consummated.

In certain circumstances in which Partner does not purchase shares from the Sellers, an alternative arrangement entered into between the Sellers and Partner's largest shareholder, Hutchison Telecommunications International Limited (NYSE: HTX, SEHK: 2332) ("Hutchison") shall become effective. Under this arrangement, the Sellers shall be entitled to sell their 31.7 million Partner shares in the market in coordinated stages. As part of the alternative transaction, Hutchison shall have an option to acquire up to 13.8 million of these shares at a 12% discount to the average market price, prior to such shares being offered for sale into the market. The Sellers may elect not to proceed with the alternative arrangement. The alternative arrangement is subject to certain conditions being satisfied and there is no assurance that the alternative arrangement will be consummated.

Matav Investment Limited ("Matav"), Partner's other Israeli founding shareholder shall have the option to participate, as seller, in the sale to Partner or the alternative arrangement with respect to a majority of its Partner shares. If Matav elects not to exercise such option, Matav has a three month option to sell to the Sellers the same amount of its Partner shares at the same price that Matav could have sold, had it originally participated in the sale to Partner or the alternative arrangement, as the case may be. If Matav participates in the sale to Partner, Elron's beneficial holding in Partner after the sale to Partner will be reduced to approximately 2.1%.

In the event of the completion of the sale to Partner, we will receive proceeds ranging between approximately $90 million and $116 million and will record an estimated gain, after tax, ranging between approximately $33 million and $44 million, depending among other things, on the price per share in the sale to Partner and the amount of shares sold to Partner based on whether or not Matav participates in the sale.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Concurrently with the announcement of the sale of our shares in Elbit Systems, we announced that, as a result of the transaction, Elron may be characterized as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes for 2004. This would result in adverse tax consequences for our U.S. shareholders but not for Elron. At the time we issued our last Form 6-K regarding this matter, however, we believed, and our tax advisors concurred, that we could potentially rely on the "change of business" exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended, for 2004. Pursuant to this exception, in order to avoid PFIC status in 2004, we cannot be a PFIC in 2005 and 2006 (which cannot be determined at this time) or in any year prior to 2004 (which we believe was not the case). The tests for determining PFIC status are impacted, among others, by changes in our holdings and in the value of our group companies which are difficult to predict. In addition, the sale of our shares in Partner in 2005, as described above, if completed, would generate significant passive income. As a result, we believe that it is likely that we will be treated as a PFIC in 2005 and, as a result, in 2004 as well. Therefore, it is unclear whether the "change of business" exception would ultimately be satisfied for 2004.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Principles of accounting for holdings in group companies
- Business combinations and purchase price allocation
- Impairment of goodwill and other intangible assets
- Other-than-temporary decline in value of investments in group companies
- Revenue recognition
- Accounting for income taxes
- Non-monetary transactions

PRINCIPLES OF ACCOUNTING FOR HOLDINGS IN GROUP COMPANIES

The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

CONSOLIDATION. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own and/or our subsidiary owns more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, the level of financing provided by us to the group company and any minority rights and other factors which require management to make judgment and involve the use of significant estimates and assumptions.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company.

Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities – An Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (FIN 46R), which replaced FIN 46. FIN 46R defines the provisions under which a Variable Interest Entity ("VIE") should be consolidated. FIN 46R provides several exceptions to its scope, such as that an entity that is deemed to be a business need not be evaluated to determine if it is a VIE unless one of the conditions specified in FIN 46R exists.

As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, FIN 46R was adopted as of March 31, 2004. Upon the adoption of the Interpretation, and upon certain events which require a reassessment, we assessed and will reassess our investments in our group companies. Assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights.

EQUITY METHOD. Group companies which we do not control, but over whom we exercise significant influence and in which we hold common stock or in-substance common stock as defined EITF 02-14 (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence.

In July 2004, the EITF reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"), according to which the equity method of accounting should be applied to investments in common stock and in in-substance common stock if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 were effective beginning in the fourth quarter of 2004. For investments that are not common stock or in-substance common stock, but were accounted for under the equity method of accounting prior to the effective date of EITF 02-14, the equity method of accounting should be discontinued at the effective

MANAGEMENT REPORT FOR 2004 (Cont.)

date. Previously recognized equity method earnings and losses should not be reversed. In certain holdings we invested, among others, in preferred shares which include rights, among others, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Upon adoption of EITF 02-14, we evaluated the impact of its provisions and found that there are no investments that were previously accounted for by the equity method which are not considered to be in-substance-common stock, nor are there investments that are in-substance common stock that were not accounted for under the equity method of accounting prior to the effective date of EITF 02-14 and which should be accounted as such in accordance with EITF 02-14. However, new companies in which we invested in the fourth quarter of 2004, namely Jordan Valley and Impliant, are being accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance-common stock. Any assessment of whether we hold in substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

We also account for our interests in private equity funds under the equity method of accounting, based on our holding percentage.

Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. Notwithstanding the above, in circumstances where the equity method is being applied and our ownership in an investee is in the form of a preferred security or other senior security, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

OTHER METHODS. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods:

- Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.
- Marketable securities, which are classified as trading securities, are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period.
- Marketable securities which are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected in other comprehensive income (loss). When realized, realized gain or loss is included in our results of operations.

BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATION

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to the acquired company's assets and liabilities, based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of the shares of Given Imaging purchased during 2004 of approximately $43.9 million has been allocated as follows: $4.4 million to Given Imaging identifiable net assets, $30.4 million to intangible assets other than goodwill, such as customer base and technology, $1.7 million to in-process research and development activities, and

$7.4 million to goodwill. Products which had not received marketing clearance by regulatory authorities as of the acquisitions dates, were considered to be incomplete and accordingly the amount allocated to such products is considered to be in-process research and development activities ("IPR&D"). The amount allocated to IPR&D was charged immediately to our results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D, which were recorded in 2004 in the amount of approximately $3.2 million, are included as part of our share in the income or losses of our equity investments.

In 2002 we allocated the aggregate purchase price of approximately $103.5 million, resulting from the merger with Elbit and the share purchase of DEP's shares, to Elbit and DEP assets based on their estimated fair values. The majority of the purchase price was allocated to Elbit's holding in Partner and to DEP's holdings accounted for under the equity method (including holdings through its subsidiary, RDC). An amount of $19.0 million has been allocated to goodwill which reflected the anticipated synergies resulted from the combined entity, including anticipated reductions in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the group companies. Subsequently to the acquisition date and through December 31, 2004, goodwill was reduced by $14.3 million as a result of the reversal of a valuation allowance recorded at the acquisition date in respect of Elbit's carry forward losses that had accumulated through that date, due to final tax assessments for previous years.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method used was the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which required judgment which can impact our results of operations was estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, their respective useful lives and the investments in companies is exposed to future adverse changes which can result in a charge to our results of operations. In 2004 and 2003, we recorded impairment losses in respect of certain investments of Elbit and DEP, to which we allocated a portion of the purchase price at the time of the aforementioned acquisitions, in the amounts of $1.1 million and $2.5 million, respectively (See also "Critical Accounting Policies" and "Other-Than-Temporary Decline in Investments in Group Companies").

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

We conduct a goodwill impairment review at least annually on goodwill and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2004, a goodwill impairment charge in the amount of $2.0 million was recorded with respect to the operation of Elron TeleSoft in light of its results of operation in 2004. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment review will not result in an additional charge to our results of operations. At December 31, 2004, consolidated goodwill amounted to approximately $10.3 million.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. In 2004 we recorded impairment charges of other intangible assets of $7.1 million mainly with respect to Elron TeleSoft, Inc. ("Elron Telesoft") in light of its results of operation in 2004 and MediaGate N.V ("MediaGate") due to our revised estimate about future proceeds from the sale of its technology. As we operate in industries which are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2004, consolidated intangible assets, other than goodwill, amounted to approximately $3.0 million.

OTHER-THAN-TEMPORARY DECLINE IN VALUE OF INVESTMENTS IN GROUP COMPANIES

At the end of each reported period we evaluate whether an other-than-temporary decline in value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2004 and 2003 we recorded write-downs in the amounts of $1.5 million and $4.2 million, respectively, with respect to certain group companies, in 2004 mainly with respect to Textology Inc., 3DV Systems Ltd. ("3DV") and Ingeneo Ltd. and in 2003 mainly with respect to Cellenium M.C.S Ltd. ("Cellenium") and Textology.

REVENUE RECOGNITION

Our revenues are derived from our consolidated subsidiaries. Revenues in 2004 and 2003 amounted to $16.3 million and $16.5 million, respectively. Revenues from sales of products and services are recognized after all of the following occurs: the product is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to elements of an arrangement and persuasive evidence of an arrangement exists. The determination whether collection is probable is judgmental in nature and based on a variety of factors, including the payment and other terms of the individual customer contract, credit history of the customer, prior dealings with specific customers, and certain other factors. Maintenance revenue is recognized on a straight-line over the term of the contract period. Reserves for estimated returns and allowances are provided at the time revenue is recognized when a right of return exists. Such reserves are recorded based upon historical rates of returns and other factors.

Income and profit derived from projects related to software development are recognized upon the percentage of completion method, based on the ratio of hours performed to date to estimated total hours at completion. Estimated gross profit or loss may change due to changes in estimates resulting from differences between actual performance and original forecasts. Estimates are reviewed periodically, and the effect of any change in the estimated gross profit for a project is recorded in results of operations in the period in which the change becomes known on a cumulative catch-up basis. Anticipated losses on projects are charged to earnings when identified. A number of internal and external factors affect our subsidiaries cost estimates, including labor rates, revised estimates of uncompleted work, efficiency variances, customers' specifications and testing requirements changes. If any of these factors were to change, or if different assumptions are used, our results of operations may be affected. In addition estimates are made as to the total hours at completion. The number of hours may change due to the actual progress on the project. Change in estimates regarding the percentage of completion may affect the results of operations.

ACCOUNTING FOR INCOME TAXES

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the

MANAGEMENT REPORT FOR 2004 (Cont.)

securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase the valuation allowance and therefore we may be required to include an expense within the tax provision in our statement of operations.

As of December 31, 2004, deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in future years amounted to approximately $10.6 million ($8.9 million in 2003). In 2004 we reduced our previous valuation allowance by $23.3 million in respect of losses incurred in prior periods mainly due to the sale of our shares in Elbit Systems and due to final tax assessments for previous years. In 2003 we reduced our previous valuation allowance by $8.5 million, the majority of which was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses in Elbit and RDC incurred in periods prior to the acquisition of these companies (see also "Business Combinations and Purchase Price Allocation").

Deferred tax liabilities amounted as of December 31, 2004, to $46.5 million, mainly with respect to our investment in Partner which is accounted for as available-for-sale securities.

During 2004, we recorded tax expenses in the amount of $15.1 million which was mainly due to the sale of our shares in Elbit Systems, which was largely offset by decreasing our valuation allowance as discussed above. During 2003, we recorded tax expenses of $6.8 million mainly by realizing our deferred taxes due to the sale of shares of Partner, Given Imaging, Zix Corporation ("Zix") and 24/7 Real Media Inc.

NON-MONETARY TRANSACTIONS

The basic principle in APB 29 "Accounting for Non-monetary Transactions" is that the accounting for non-monetary transactions should be based on the fair values of the assets exchanged. The cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset received or the fair value of the asset surrendered to obtain it (if more clearly evident than the asset received). However, in an exchange of similar productive assets, since the culmination of an earning process has not occurred, the exchange should not be recorded at fair value and the asset received should be recorded at the recorded amount of the assets given up. According to EITF 01-2, "Interpretations of APB Opinion No. 29", transactions by SEC registrants that involve the exchange of a business for any non-monetary asset, including an equity method investment that is not an interest in a joint venture, are not exchanges of productive assets and must be accounted for at fair value unless fair value is not determinable within reasonable limits. In determining whether the asset given up constitutes a business, the guidance in EITF 98-3, "Determining whether a non-monetary transaction involved receipt of productive assets or of a business" should be followed.

Determining whether the assets transferred constitute a business requires significant judgment and is dependent on the particular facts and circumstances, mainly regarding the determination of the degree of difficulty or level of investment necessary to obtain access or to acquire missing elements in the set of assets transferred. In addition, determining the fair value of the transaction is judgmental in nature and often involves the use of significant estimates and assumptions.

In determining the fair value of the business transferred by Galil Medical Ltd. ("Galil Medical") to Oncura Inc. ("Oncura"), a method of discounted cash flow was used, which includes significant estimates and assumptions. As Oncura operates in an industry which is rapidly evolving and extremely competitive, its value, as well as the value of its intangible assets, including goodwill, can be exposed to future adverse changes which can result in a charge to its, and in turn, to our results of operations.

BASIS OF PRESENTATION

CONSOLIDATION. Our consolidated financial statements include the accounts of the Company and all of its direct or indirect controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31, 2004		2003	
Elbit	3DV[1]	Elbit	Mediagate
DEP	Sela[2]	DEP	ESW[3]
RDC	Starling	RDC	
Elron TeleSoft	ESW[3]	Elron Telesoft	
Galil Medical	MediaGate	Galil Medical	

1 3DV Systems Ltd. ("3DV") was consolidated following the purchase of a controlling interest during the first quarter of 2004 from other shareholders of 3DV.

2 Following the conversion of shareholder loans granted by RDC to Sela Semiconductor ("Sela") at the end of the second quarter of 2004.

3 Elron SW Inc. ("ESW") (formerly: Elron Software Inc.).

EQUITY METHOD. Our main group companies accounted for under the equity method of accounting include:

Year ended December 31, 2004		2003	
Elbit Systems[1]	AMT	Elbit Systems	Notal Vision
Given Imaging	Notal Vision	Given Imaging	Oren Semiconductor
Oncura	Sela[2]	Oncura[3]	CellAct
NetVision	Pulsicom	NetVision	3DV
ChipX	CellAct	ChipX	Pulsicom
Wavion		Wavion	Avantry (formerly: Witcom)
Oren Semiconductor		KIT	
		AMT	

1 Through June 30, 2004

2 Through June 30, 2004

3 Since July 1, 2003

RESULTS OF OPERATIONS

Year Ended December 31, 2004 compared to Year Ended December 31, 2003.

The following tables set forth our results of operations in the reported period:

	Year ended December 31, 2004	2003
	(millions of $, except per share data)	
Net income (loss)	84.1	(7.2)
Net income (loss) per share	2.87	(0.25)

The net income we reported in 2004 included the following main factors:

(i) a gain, net of tax, of approximately $91.5 million resulting from the sale of our holdings in Elbit Systems for approximately $196.6 million. This gain includes approximately $21.6 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods. The decrease in our previous valuation allowance was made in light of the transaction, following which we revised our estimate about the realizability of deferred tax;

(ii) a gain, net of tax and minority interest, of approximately $6.7 million from the sale of Given Imaging's shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging's secondary public offering;

(iii) a gain of approximately $5.3 million resulting from the sale of our shares in KIT eLearning, a provider of online academic programs, to a subsidiary of Laureate Education, Inc. (formerly known as Sylvan Learning Systems) (Nasdaq: LAUR), a global leader in higher education;

(iv) a gain, net after tax, of approximately $3.6 million resulting from the sale of 854,701 Zix shares for aggregate consideration for $8.1 million; and

(v) a tax benefit in the amount of approximately $2.9 million due to the change in the tax rate in Israel enacted in 2004.

Additional factors that positively affected 2004 results were the following:

(i) The sale of the businesses of ESW and MediaGate in 2003 and the sale of our holding in KIT which our share in the losses of these companies accounted for an aggregate loss of $10.4 million in 2003;

(ii) the decrease of $3.2 million in our share in Galil Medical's operating losses following the formation of Oncura as a result of the merger of its urology unit and that of Amersham plc (Amersham was subsequently acquired by General Electric Company (NYSE: GE) ("GE")); and

(iii) our share in the net income reported for the first time by Given Imaging in the amount of $0.5 million in 2004, compared to $1.8 million loss in 2003.

These were offset by the following factors:

(i) a write-off of IPR&D related to the acquisition of additional shares of Given Imaging in the amount of $1.7 million;

(ii) the increase in Elron Telesoft losses from $2.1 million in 2003 to $7.9 million in 2004 which include impairment charges in the amount of $4.9 million;

(iii) a $2.7 million loss, net of tax, resulting from the write-off of future royalties to be received by MediaGate from Telrad in connection with the sale of MediaGate business in 2003 to Telrad;

(iv) a $2.0 million loss representing the funding of NetVision's previous years' losses; and

(v) the effect of the sale of our holding in Elbit Systems in the third quarter of 2004, following which we ceased including our share in its net income (Elbit Systems accounted in 2003 for $9.1 million of income and for $4.7 million of income in 2004 through the date of its sale).

REPORTABLE SEGMENTS

Subsequent to the sale of the business of ESW on September 2, 2003, to Zix, our reportable segments are i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated through ESW in a third business segment – Internet Products – which has been reclassified as discontinued operations. ESW has been liquidated as of December 31, 2004.

At December 31, 2004, our main group companies were classified into the following segments:

	Systems and projects	Other holdings and corporate operations
Consolidated	Elron TeleSoft	Elbit; DEP; RDC; Galil Medical; 3DV, Starling; Sela; MediaGate.
Equity basis		Given Imaging; Oncura; NetVision; ChipX; Oren Semiconductor; Notal Vision; Wavion; AMT; Pulsicom; CellAct.
Cost		Jordan Valley; Impliant; Avantry.
Available-for-sale Securities		Partner, Elbit Vision Systems.

The following tables reflect our consolidated data by reported segments:

	Systems and projects - Elron TeleSoft	Other holdings and corporate operations	Discontinued operations of Internet products - Elron SW	Consolidated
				(millions of $)
		Year ended December 31, 2004		
Income*	5.1	137.9	-	143
Costs and Expenses	13.0	26.2	-	39.2
Income (loss) from continuing operations	(7.9)	92.5	-	84.6
Net income (loss)	(7.9)	92.5	**(0.5)	84.1
		Year ended December 31, 2003		
Income*	7.4	40.9	-	48.3
Costs and Expenses	9.5	28.0	-	37.5
Loss from continuing operations	(2.1)	(4.8)	-	(6.9)
Net loss	(2.1)	(4.4)	**(0.7)	(7.2)

* Income in the other holdings and corporate operations includes net losses from equity investments.

** The composition of the discontinued operation of ESW is as follows:

	Year ended December 31, 2004	2003
		(millions of $)
Loss from operations	(0.5)	(4.8)
Gain on disposal	-	4.1
Loss from Discontinued operations	(0.5)	(0.7)

SYSTEMS AND PROJECTS - ELRON TELESOFT

Elron TeleSoft is focused on telecom network management and revenue assurance products. The following table sets forth the operating results of Elron TeleSoft:

	Year ended December 31, 2004	2003
		(millions of $)
Net revenues	5.1	7.4
Cost of revenues	3.4	4.6
Gross profit	1.7	2.8
Operating expenses*	3.1	2.6
Amortization of other assets	0.6	0.8
Restructuring charges, net	0.2	-
Impairment of long-lived assets	2.9	-
Impairment of goodwill	2.0	-
Operating loss	(7.1)	(0.6)
Finance expenses, net	0.8	1.5
Net loss	(7.9)	(2.1)

* Excluding amortization of other assets, impairment charges and restructuring charges which are presented separately.

MANAGEMENT REPORT FOR 2004 (Cont.)

NET REVENUES. Elron TeleSoft's net revenues in 2004 decreased by $2.3 million, or 31%, to $5.1 million, compared to $7.4 million in 2003. The decrease resulted mainly from the decrease in revenues derived from sale of third parties' products as well as in license and project revenues, mainly due to longer sale cycles in its efforts to penetrate the international market with its new revenue assurance line of products.

COST OF REVENUES. Cost of revenues of Elron TeleSoft in 2004 were $3.4 million, representing a gross margin of 33%, compared to $2.8 million in 2003, representing a gross margin of 38%. The decrease in the gross margin resulted mainly from the decrease in license and project revenues.

OPERATING EXPENSES. Elron TeleSoft's operating expenses (excluding amortization of other assets, impairment charges and restructuring charges which are presented separately) in 2004 were $3.1 million, an increase of 19% over the $2.6 million in 2003. The increase in operating expenses resulted from an increase in development expenses of the company's new revenue assurance line of products and an increase in sales and marketing expenses associated with launching these products to the international market.

RESTRUCTURING EXPENSES. In response to its operating results and in an effort to adjust its operations to the decrease in revenues, Elron TeleSoft underwent a restructuring program in the third quarter of 2004 which included workforce reduction of 15% across all functions of the organization. Restructuring expenses amounted to $0.2 million.

IMPAIRMENT CHARGES. In light of Elron TeleSoft's results of operations and its difficulties in penetrating international markets, Elron Telesoft tested for impairment its technology and fixed assets and subsequently the goodwill associated with its operations, resulting in an impairment loss of $2.9 million and $2.0 million relating to the technology and property and equipment and goodwill, respectively.

OPERATING LOSS. As a result of all the above, Elron TeleSoft's operating loss increased to $7.1 million in 2004 compared to $0.6 million in 2003.

FINANCE EXPENSE, NET. Finance expenses decreased to $0.8 million in 2004 compared to approximately $1.5 million in the same periods in 2003. The decrease in finance expenses resulted mainly from the significant decrease in loan balances following the repayment of $51.1 million of bank loans by Elron TeleSoft (financed by an investment by us) during 2004.

The ability of Elron TeleSoft to increase its revenues and improve its operating results in the near future is dependent upon general economic conditions and, in particular, on an increase in telecom capital expenditure, its ability to penetrate the international market and whether its efforts to bring enhanced and new products to market are successful.

OTHER HOLDINGS AND CORPORATE OPERATIONS SEGMENT

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

	Year ended December 31,	
	2004	2003
	(millions of $)	
Net revenues	11.3	9.2
Net loss from equity investments	(10.5)	(8.7)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	132.4	25.8
Other income (expenses), net	4.7	14.6
Total income	137.9	40.9
Cost of revenues	6.3	5.6
Operating expenses*	17.0	22.9
Amortization of other assets	0.1	0.3
Impairment of long-lived assets	4.2	-
Finance expenses (income), net	(1.4)	(0.8)
Total costs and expenses	26.2	28.0
Income (loss) from continuing operations before tax benefit (taxes on income)	111.7	12.9
Tax benefit (taxes on income)	(15.1)	(6.8)
Minority interest	(4.1)	(10.9)
Income (loss) from continuing operations	92.5	(4.8)
Gain (loss) from discontinued operations	-	0.4
Net gain (loss)	92.5	(4.4)

* Excluding amortization of other assets and impairment charges which are presented separately.

INCOME

NET REVENUES. Net revenues of the other holdings and corporate operations segment consisted of sales of products and services by our subsidiaries, mainly Galil Medical and Sela (which results are consolidated since July 1, 2004). The following table sets forth the segment revenues:

	Year ended December 31,	
	2004	2003
	(millions of $)	
Galil Medical	7.6	7.6
Sela	3.3	-
MediaGate	-	1.5
Other	0.4	0.1
	11.3	9.2

GALIL MEDICAL'S revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest, as a result of the merger of the urology therapy units of Galil Medical and GE on July 1, 2003.

SELA recorded revenues of $5.1 million in 2004 (of which $3.3 million were in the second half of 2004) compared to $4.3 million in 2003.

MANAGEMENT REPORT FOR 2004 (Cont.)

SHARE IN NET LOSSES OF AFFILIATED COMPANIES. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $10.5 million in 2004, as compared to $8.7 million in 2003.

As a result of the completion of the sale of our holding in Elbit Systems during the third quarter of 2004, our share in net income of Elbit Systems was included through the end of the second quarter of 2004 and amounted to $4.7 million. Our share in the net income of Elbit Systems in 2003 amounted to $9.1 million.

HIGHLIGHTS OF THE RESULTS OF OPERATIONS OF OUR MAJOR AFFILIATES

GIVEN IMAGING (NASDAQ: GIVN) (A 20% HOLDING DIRECTLY AND INDIRECTLY THROUGH RDC). Given Imaging revenues in 2004 were $65.0 million, an increase of 60.4% over the revenues recorded in 2003 of $40.5 million. As of December 31, 2004, cumulative unit sales of Given Imaging capsule for the small intestine have reached 171,800 and its installed base reached more than 1,300 workstation in the US and approximately 2,300 worldwide. Given Imaging's gross profit increased to 72.7% of revenues in 2004 compared to 66.6% in 2003 and it reported for the first time in its history net income of $2.9 million in 2004, compared to a net loss of $9.6 million in 2003.

During the second quarter of 2004, Given Imaging completed a secondary offering to the public in which it raised net proceeds of $44.3 million. In addition, Given Imaging entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, according to which Ethicon has exclusive rights to market Given Imaging's Pillcam™ ESO video capsule for visualization of the esophagus. Following FDA clearance to market the PillCam™ ESO in late November, more than 3,400 PillCam ESO capsules were sold.

ONCURA (A 25% HOLDING BY GALIL). Oncura commenced its operations on July 1, 2003, following the completion of the merger of the urology therapy units of Galil and GE which created Oncura. Oncura markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura's revenues in 2004 amounted to $68.8 million and its net loss amounted to $2.2 million. Oncura's revenues in the period since commencing operation and trough December 31, 2003 amounted to $31.4 million and its net loss amounted to $0.9 million.

NOTAL VISION (A 26% HOLDING). Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD), formally launched its product in October 2004 through Carl Zeiss Meditec Inc., one of the leading manufacturers of professional optics equipment. In 2004 Notal's revenues amounted to approximately $1.0 million, as compared to $0.9 million in 2003, and its net loss amounted to $1.6 million, the same as in 2003.

NETVISION (A 46% HOLDING). NetVision provides Internet services and solutions in Israel. The other major shareholder of NetVision is our controlling shareholder, DIC, which also holds 46% of NetVision, following DIC's purchase of NetVision shares from Tevel International Communications Ltd ("Tevel"), in March 2004. In 2004 NetVision continues to experience increased competition in gaining broadband Internet services market share, resulting from the transition of customers to broadband Internet services. Nonetheless, NetVision revenues increased in 2004 by 7.6% to $70.5 million from $65.5 million in 2003 and its customer base at December 31, 2004, reached approximately 411,000 (of which approximately 225,000 were connected through broadband) compared to 357,000 at December

31, 2003 (of which approximately 146,000 were connected through broadband). NetVision's operating income increased by 47.2% to $7.3 million in 2004 compared to $5.0 million in 2003 and its net income increased to $4.3 million in 2004 compared to $1.0 million in 2003. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing December 31, 2004 according to which $1.00 equaled NIS 4.308.

NetVision's future period results will continue to be affected mainly by the highly competitive broadband market environment in Israel, and whether Internet prices will continue to decrease or will stabilize.

On August 3, 2004, NetVision received a license from the Israeli Ministry of Communications to provide international telephony services, which NetVision commenced to provide through Voice over IP technology (VoIP) in the fourth quarter of 2004.

During 2004, we and DIC each granted NetVision a $5.3 million loan, in order to enable NetVision to repay its line of credit to one of its lending bank and to set up its international telephony services. As a result of the extension of the original repayment period of the loans and the uncertainty of a public offering (announced by NetVision on March 30, 2004) and in accordance with EITF 02-18, we recorded a portion of the loan, in the amount of $2.0 million, as a loss, representing the funding of NetVision's previous years' losses.

WAVION (A 38% HOLDING). Wavion is a developer of broadband wireless access systems for wireless LANs. Following a financing round led by Sequoia Seed Capital in which Wavion raised $12.5 million in the second half of 2003, Wavion directed resources away from its subcontracting activities to R&D activities, resulting in a decrease in revenues from subcontracting services in 2004 to $0.1 million compared to $1.8 million in 2003 and an increase in its net loss which amounted to $6.3 million in 2004 compared to $1.7 million in 2003.

CHIPX (A 27% HOLDING). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in 2004 increased by 18% to $16.2 million from $13.7 million in 2003, primarily due to the launch of new products and the recovery in the semiconductor industry, and its net loss in 2004 decreased to $5.6 million from $7.8 million in 2003. In March 2004, ChipX raised $12.0 million in a private placement, led by a new investor, Vantage Point Venture Partners, the proceeds of which are being used to finance its sales, marketing and development investments in its structured ASIC technology.

OREN SEMICONDUCTOR (A 41% HOLDING). Oren is a developer of integrated circuits for digital broadcasting. In 2004, Oren's revenues amounted to $3.1 million, compared to $4.4 million in 2003, mainly as a result of a decrease in product revenues due to delay in product development, and its net loss in 2004 amounted to $4.8 million compared to $4.6 million in 2003. In 2003, Oren completed an $8.0 million financing round from existing shareholders and from Zoran Corporation (Nasdaq: ZRAN), the second strategic investor in Oren after Sony Corporation invested in April 2001. Zoran and Oren have agreed to cooperate to sell Oren's front-end solution with Zoran's back-end chips to major players in the digital television market.

AMT (A 40% HOLDING). The AMT group develops technologies and products based on amorphous metals. AMT's two main operating subsidiaries are AHT, which uses amorphous metals for heating products, and ACS, which uses amorphous metals for identification, authentication and anti-shoplifting solutions. During 2004 AMT completed a private placement of $6.0 million, in which an international strategic partner invested $3.0 million and we invested an additional $3.0 million. AMT's consolidated revenues in 2004 amounted to $2.6 million, compared to $1.3 million in 2003 and its net loss in 2004 amounted to $3.0 million, compared to $3.5 million in 2003.

We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate that our share in the results of our group companies will continue to negatively affect our results of operations to the extent they are reported under the equity or consolidation method of accounting. In addition, following the sale of our holding in Elbit Systems in 2004 which positively contributed to our net income in previous periods, and in light of expected investments in new companies, to the extent they will be accounted for under the equity method of accounting, our share in the net losses of our group companies, is expected to increase.

RESULTS OF OPERATIONS OF SIGNIFICANT GROUP COMPANIES WHICH ARE ACCOUNTED FOR OTHER THAN UNDER THE EQUITY METHOD OF ACCOUNTING.

PARTNER (AN 8.6% HOLDING). Our investment in Partner is accounted for as available-for-sale security, whose results do not affect our results of operations. At December 31, 2004, the market value of our investment in Partner amounted to $136.2 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. As described above under "MAJOR TRANSACTIONS AND NEW INVESTMENTS IN 2004 AND SUBSEQUENTLY", on February 8, 2005 we announced that we have irrevocably offered to sell to Partner all our shares in Partner. The offer is conditional, among others, upon the release of the share pledges in favor of Partner's lending banks and regulatory approvals. There is no assurance that the sale to Partner will be consummated.

The following are highlights of the results of operations of Partner for 2004 (all figures below are convenience translations of Partner's nominal New Israeli Shekel (NIS) figures into US dollars at the rate of the exchange prevailing at December 31, 2004, according to which $1.00 equaled NIS 4.308):

- Partner's revenues in 2004 increased to $1,193.3 million, up 15.1% from $1,037.1 million in 2003. The increase was mainly due to increased revenues from services (including data and content) and equipment. Partner's subscriber base at the end of 2004 was 2,340,000 as compared to 2,103,000 at the end of 2003. At the end of 2004 Partner launched its 3G network in the central part of Israel.
- Partner's operating income in 2004 increased to $236.6 million from $198.4 million in 2003, an increase of 19.2%. Operating income in 2004, as a percentage of revenues, increased to 19.8% versus 19.1% in 2003.
- Partner's income before tax in 2004 increased to $176.1 million from $122.9 million in 2003, an increase of 43.3%.
- Partner's net income in 2004 was $109.5 million, as compared to $269.9 million in 2003. The decrease in Partner's net income in 2004 resulted primarily from the utilization of its accumulated tax loss carry forward and the creation of deferred tax asset in 2003 in the amount of $146.9 million.
- Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $423 million of which $268 million had been drawn as of December 31, 2004. As of December 31, 2004, the line of credit is guaranteed by shares held by the original shareholders of Partner, including us, pro rata to their respective original holdings. All of the shares held by us as of December 31, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of the consortium of banks. Partner has announced that it renegotiating its bank facility and considering other financing alternatives.

JORDAN VALLEY (A 28% HOLDING). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley's revenues in 2004 increased to $8.3 million from $3.2 million in 2003, primarily due to the launch of new products for the semiconductor industry, and its net loss in 2004 decreased to $0.7 million from $2.5 million in 2003.

IMPLIANT (A 28% HOLDING). Impliant is engaged in the development of an innovative posterior motion preservation system for spine surgery and a line of cushion-bearing joint arthroplasty products. Impliant's net loss in 2004 amounted to $3.3 million, compared to $2.3 million in 2003, mainly as a result of increase in research and development expenses.

GAINS FROM DISPOSALS OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES. Our gains from disposals of businesses and affiliated companies and changes in holdings in affiliated companies amounted to $132.4 million in 2004 compared to $25.8 million in 2003.

The gain in 2004 consisted primarily from the following: (i) a $104.6 million gain (which after income taxes amounted to $91.5 million) resulting from the sale of our holding in Elbit Systems; (ii) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of 300,000 shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging's secondary public offering; (iii) a $5.3 million gain from the sale of our share of KIT eLearning to a subsidiary of Laureate Education, Inc. for a cash payment of $9.4 million (from which we received $5.7 million) and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007 (from which our share will be up to $5.7 million); (iv) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) in consideration for distribution to him of 200,000 shares of Given Imaging; and (v) a gain of $0.6 million resulting from the exercise of a call option granted to the chairman of our board of directors to purchase 21,751 shares of Given Imaging for the aggregate exercise price of approximately $49 thousand.

The gain in 2003 was mainly due to the gain from the merger of the urology therapy business of Galil Medical and GE in the amount of approximately $21.2 million (which after minority interest and income taxes amounted to $4.4 million) and the $4.5 million gain from the sale of 753,600 shares of Given Imaging held by RDC for approximately $7.8 million and changes in holding in Given Imaging as a result of exercise of options.

OTHER INCOME (EXPENSES), NET. Other income, net, amounted to $4.7 million in 2004 compared to $14.6 million in 2003. The gain in 2004 included mainly a $5.4 million gain, before tax, from the sale of 854,701 shares of Zix (Nasdaq: ZIXI) which were received in consideration for ESW's assets and business sold to Zix in 2003, a $0.5 million loss representing the funding of 3DV's previous years' losses and $0.8 million write down of investment, mainly with respect to Textology.

The gain in 2003 resulted primarily from the following: (i) the sale of 6,278,226 Partner shares for approximately $29.3 million which resulted in a $11.1 million gain before tax; (ii) the sale of 1,117,155 shares of Zix for approximately $9.0 million which resulted in a $4.8 million gain before tax; and (iii) a $2.0 million gain, before tax, from the sale of all the shares of 24/7 Real Media shares (Nasdaq: TFSM) for approximately $5.2 million. These gains were partially offset by $3.7 million of write-downs mainly with respect to Cellenium and Textology.

FINANCE INCOME, NET. Finance income, net, amounted to $1.4 million in 2004 compared to $0.8 million in 2003. The increase in finance income is primarily due to the increase in cash balances following the completion of the sale of our holding in Elbit Systems for $196.6 million.

EXPENSES

COST OF REVENUES. Cost of revenues amounted to $6.3 million, compared to $5.6 million in 2003, which consisted primarily of expenses related to salaries, materials, subcontractors and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical, MediaGate, 3DV (which results have been consolidated since January 1, 2004) and Sela (which results have been consolidated since July 1, 2004).

OPERATING EXPENSES. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our subsidiaries, mainly Galil Medical, MediaGate, 3DV (which results have been consolidated since January 1, 2004) and Sela (which results have been consolidated since July 1, 2004), and of our and RDC's corporate operations. The following table sets forth the segment operating expenses. The operating expenses presented below for 2004 exclude impairment and amortization of other assets in the amount of $0.1 million ($0.3 million in 2003), which also constitute part of operating expenses under US GAAP but for presentation purposes is included as a separate item:

	Year ended December 31,	
	2004	2003
	(millions of $)	
Corporate	7.3	7.1
Galil Medical	2.8	10.7
Sela	1.6	-
MediaGate	-	3.1
Starling	1.6	-
3DV	1.2	-
Other (mainly RDC)	2.5	2.0
	17.0	22.9

Operating expenses of Galil Medical in 2004 decreased to $2.8 million from $10.7 million in 2003, resulting in operating loss of $0.1 million, compared to $7.6 million in 2003. The decrease in Galil Medical's operating expenses and operating loss was mainly due to the merger of the urology therapy units of Galil Medical and GE which resulted in a significant decrease in Galil Medical's marketing and selling expenses. Galil started at the end of 2004 to develop its cryotherapy technology for application in the women's health field and its results of operations in 2005 will be affected by the increase in research and developments costs relating to the development of the new cryotherapy applications.

The decrease in MediaGate's operating expenses resulted from the sale of its assets and business to Telrad in January 2004, following which MediaGate ceased its operations.

Sela's operating expenses amounted to $2.9 million in 2004 (of which $1.6 million were incurred in the second half of 2004), compared to $2.4 million in 2003 and its net income amounted to $0.2 million, compared to $0.1 million.

IMPAIRMENT. An impairment charge of $4.2 million ($2.7 million net of tax) was recorded with respect to future royalties to be received by MediaGate from Telrad in connection with the sale of MediaGate's business in 2003 to Telrad. The write-off was due to our revised estimate about the realizability of future royalties. However, MediaGate's bank loan in the amount of approximately $2.6 million, which is secured by a first ranking pledge over these future royalties and which is not guaranteed by us, was not written-off even though it can only be repaid from royalties to be received from Telrad. This is in accordance with SFAS 140 "*Accounting for Transfers and Servicing* of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement 125", which allows derecognition of a liability only if it has been extinguished, either through payment or when the debtor is legally released from being the primary obligor under the liability. We are currently holding discussions with the bank as to reaching an agreement that will legally release Mediagate from being the primary obligor under the loan. If and when the loan is extinguished, we will record a gain in the amount of the loan of approximately $2.6 million.

INCOME TAXES. Income taxes, net, in 2004 were $15.1 million, which included mainly $13.1 million of income taxes with respect to the gain resulted from the sale of our holdings in Elbit Systems (which includes an offset of $21.6 million due to the reduction in our valuation allowance with respect to previous years losses), $6.7 million resulting from the secondary public offering of Given Imaging and the purchase of treasury stock in RDC in consideration for distribution of Given Imaging's shares and $1.8 million resulting from the sale of Zix shares. These amounts were offset primarily by a tax benefit in the amount of $2.9 million due to the change in the Israeli tax rate enacted in 2004, which gradually reduces the corporate tax rate in Israel from 36% in 2003 to 30% in 2007, a $2.4 million tax benefit with respect to corporate losses and $1.5 million tax benefit related to the impairment of future royalties to be received by MediaGate from Telrad.

Income taxes, net, in 2003 were $6.8 million, which included mainly $7.0 million of income taxes with respect to the sale of shares of Partner, Given Imaging and 24/7 Real Media as well as with respect to the merger of the urology therapy units of Galil Medical and GE and a tax benefit of $1.7 million mainly with respect to corporate losses.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at December 31, 2004, were approximately $188.6 million compared with $114.6 million at December 31, 2003. At December 31, 2004, the corporate cash, debentures and deposits were $175.7 million compared with $107.3 million at December 31, 2003.

The increase in consolidated and corporate cash and other liquid instruments resulted primarily from the sale of our holding in Elbit Systems for approximately $196.6 million. This increase was offset mainly by the repayment of approximately $67.8 million loans of Elron Telesoft and ESW and investments in and loan to new and existing companies in the amount of $74.8 million. As of December 31, 2004, total bank loan which were guaranteed by us amounted to $1.7 million, consistiting of bank loans granted to Elron TeleSoft, as compared to $67.5 million at December 31, 2003 (which consisted of bank loans granted to Elron TeleSoft and ESW).

The main sources of corporate cash and other liquid instruments in 2004 were approximately $196.6 million of proceeds from the sale of all of our shares in Elbit Systems, $5.7 million of proceeds from the sale of all of our shares in KIT eLearning, $8.1 million proceeds from the sale of Zix shares and a $1.7 million dividend received from Elbit Systems prior to the sale of our holding.

The main uses of the corporate cash and other liquid instruments in 2004, were the $67.8 million repayment of bank loans and $74.8 million of investments in and loans to existing and new group companies. The following table sets forth investments and loans made during 2004 by Elron (in millions of $):

Given Imaging	43.9
Impliant	7.3
Jordan Valley	6.7
NetVision	5.3
AMT	3.4
ChipX	2.6
Starling	1.5
Galil Medical	1.0
Innomed	1.0
Oren Semiconductor	0.8
3DV	0.7
Other	0.6
	74.8

MANAGEMENT REPORT FOR 2004 (Cont.)

Consolidated working capital at December 31, 2004, amounted to $158.8 million compared to $57.0 million at December 31, 2003. The increase is due primarily to the proceeds received from the sale of our share in Elbit Systems.

At December 31, 2004, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of Obligation	2005	2006	2007	2008	With no specified maturity date	Total
Loans from banks	2.9	0.1	-	-	2.6	5.6
Loans from other	2.2	1.3	-	-		3.5
leases	0.6	0.5	0.3	0.2	-	1.6

Consolidated loans at December 31, 2004, were approximately $9.1 million, of which $1.7 million was attributed to Elron TeleSoft compared to $73.2 million at December 31, 2003 (of which $67.5 million were attributed to Elron Telesoft and ESW). During 2004 we repaid Elron TeleSoft's and ESW's loans to the lending banks in the amount of approximately $67.8 million. As a result of the repayment of the loans, the line of credit of ESW was closed and the line of credit of Elron TeleSoft was reduced from $53.6 million at December 31, 2003, to $2.7 million (of which $1.7 million was drawn as of December 31, 2004). Elron TeleSoft's lines of credit are guaranteed to the banks by us. In addition, we have provided to a certain lending bank a comfort letter pursuant to which we undertook not to reduce our holding in Elron Telesoft below a certain percentage.

In connection with the credit lines granted to NetVision, we and DIC provided letters of comfort to the lending banks pursuant to which we jointly undertook not to reduce our joint holdings below a certain percentage. The amount outstanding under NetVision's credit lines at December 31, 2004, was approximately $10.8 million. During 2004 we granted NetVision a $5.3 million loan, in order to enable NetVision to repay its line of credit to one of the lending banks and to enable NetVision to set up its international telephony services.

MediaGate's bank loan in the amount of approximately $2.6 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad. The loan is not guaranteed by us. We are currently discussing with the bank ways to legally release Mediagate from the loan.

All of Partner's shares held by us as of December 31, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of Partner's consortium of banks. The release of the share pledges is one of the conditions to the sale of Partner shares as described above under "MAJOR TRANSACTIONS AND NEW INVESTMENTS". In order to hedge the dollar value to be received from the sale of our share in Partner, if completed, we purchased call options and sold put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days.

Subsequent to December 31, 2004, and through March 1, 2005, we have invested an additional aggregate amount of approximately $0.9 million.

Our investment policy for manging our funds is in general to invest in time deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at December 31, 2004, was approximately $389.1 million representing approximately 78% of our total assets compared with

$296.1 million representing approximately 66% of total assets at December 31, 2003.

QUALITIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. As part of this policy, we hedged the dollar value to be received from the sale of our shares in Partner by the purchase of call options and by selling put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days.

INTEREST RATE RISKS. We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2004, all of our deposits and debentures were fixed rate based with a weighted average maturity of approximately 1 year.

EXCHANGE RATE RISK. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. See above regarding the hedging of the dollar value to be received from the sale of our share in Partner, if completed.

EQUITY PRICE RISK. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2004, we directly and indirectly held shares of the following publicly traded companies: Given Imaging, Partner and Elbit Vision Systems Ltd. ("EVS") (Nasdaq: EVSNF). Stock prices in the industries of these companies, and of these companies themselves, have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2004, the fair market value of our holdings in public securities was approximately $383.0 million. At December 31, 2004 no financial instruments are used to hedge against equity price fluctuations.

Changes in the market value of our available-for-sale securities (Partner and EVS) are reported in other comprehensive income, which is included as a component of shareholders' equity, and not as part of our results of operations. The market value of our available-for-sale securities as of December 31, 2004 amounted to $137.2 million.

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
21 Aminadav St.
Tel-Aviv 67067, Israel

Phone: 972-3-6232525
Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $56.7 million and $46.8 million as of December 31, 2004 and 2003, respectively, and the Company's equity in their income (losses) amounted to $1.2 million and $(9.7) million for the years ended December 31, 2004 and 2003, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(s) to the consolidated financial statements, effective January 1, 2003, the Company adopted the full provision of SFAS 123, "Accounting for Stock – Based Compensation" with respect to all employee awards granted, modified or settled after January 1, 2003. As discussed in Note 2(i) to the consolidated financial statements, effective October 1, 2004, the Company adopted the provision of EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock".

Kost, Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 2, 2005

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain subsidiaries, whose net losses constitute approximately 4.8% of the consolidated net loss for the year ended December 31, 2002. Also, we did not audit the financial statements of certain affiliates, whose Company's equity in their losses amounted to $4.6 million for the year ended December 31, 2002. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company and its subsidiaries operations and their cash flows for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Luboshitz Kasierer

Luboshitz Kasierer
An affiliate member of Ernst & Young International

Tel Aviv, Israel
March 12, 2003, except as
to Note 7(d)6 which is
dated March 10, 2004

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2004	2003
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	4	$ 42,611	$ 83,906
Short-term investments	5	146,009	37,158
Trade receivables, net *	6	6,112	5,016
Other receivables and prepaid expenses *		1,946	2,516
Inventories and contracts-in-progress		1,984	1,471
Total current assets		198,662	130,067
INVESTMENTS AND LONG-TERM RECEIVABLES			
Investments in affiliated companies	7	117,124	156,819
Investments in other companies and long-term receivables *	8	155,929	128,799
Long-term debentures	10	-	700
Deferred taxes	16	5,493	1,871
Severance pay deposits		2,637	2,144
Total investments and long-term receivables		281,183	290,333
PROPERTY AND EQUIPMENT, NET	11	8,064	8,317
INTANGIBLE ASSETS	12		
Goodwill		10,268	12,019
Other intangible assets		2,979	9,968
Total intangible assets		13,247	21,987
Total assets		$ 501,156	$ 450,704

* Include receivables from related parties in the aggregate amount of $3,360 and $3,684 as of December 31, 2004, and 2003, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term loans from banks and others	13	$ 2,079	$ 11,986
Current maturities of long-term loans from banks and others	15	2,974	44,021
Trade payables		3,459	3,408
Other payables and accrued expenses	14	31,333	13,620
Total current liabilities		39,845	73,035
LONG-TERM LIABILITIES			
Long-term loans from banks and others	15	4,072	17,221
Accrued severance pay and retirement obligations		3,809	2,850
Deferred taxes	16	41,233	40,684
Other		22	103
Total long-term liabilities		49,136	60,858
MINORITY INTEREST		23,095	20,681
SHAREHOLDERS' EQUITY:	18		
Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2004 and 2003; Issued and outstanding: 29,414,424 and 29,206,845 shares as of December 31, 2004 and 2003, respectively;		9,572	9,572
Additional paid-in capital		270,005	267,113
Accumulated other comprehensive income	27	57,717	51,792
Retained earnings (accumulated deficit)		51,786	(32,347)
Total shareholders' equity		389,080	296,130
Total liabilities and shareholders' equity		$ 501,156	$ 450,704

The accompanying notes are an integral part of the consolidated financial statements.

March 2, 2005			
Date of approval of the financial statements	Ami Erel Chairman of the Board of Directors	Avraham Asheri Director	Doron Birger President & Chief Executive Officer

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Note	Year ended December 31 2004	2003	2002
INCOME				
Net revenues*		$ 16,330	$ 16,547	$ 15,179
Equity in losses of affiliated companies	20	(10,492)	(8,698)	(24,189)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	21	132,396	25,754	6,888
Other income (expenses), net	22	4,784	14,665	(743)
		143,018	48,268	(2,865)
COSTS AND EXPENSES				
Cost of revenues		9,650	10,198	10,716
Research and development costs, net		3,637	3,787	3,418
Marketing and selling expenses, net		3,202	7,763	6,412
General and administrative expenses		13,285	13,923	9,658
Restructuring costs	24	225	-	1,747
Amortization of intangible assets and in process research and development		731	1,073	1,044
Impairment of goodwill	12	1,980	-	-
Impairment of intangible assets and property and equipment	12	7,097	-	-
Financial expenses (income), net	23	(643)	753	81
		39,164	37,497	33,076
Income (loss) before taxes on income		103,854	10,771	(35,941)
Tax benefit (taxes on income)	16	(15,132)	(6,834)	2,862
Income (loss) after taxes on income		88,722	3,937	(33,079)
Minority interest in losses (income) of subsidiaries		(4,135)	(10,907)	2,823
Income (loss) from continuing operations		84,587	(6,970)	(30,256)
Loss from discontinued operations	25	(454)	(235)	(11,323)
Net income (loss)		$ 84,133	$ (7,205)	$ (41,579)
Income (loss) per share	19			
Basic:				
Income (loss) from continuing operations		2.89	$ (0.24)	$ (1.15)
Income (loss) from discontinued operations		(0.02)	$ (0.01)	$ (0.43)
Net income (loss)		2.87	$ (0.25)	$ (1.58)
Diluted :				
Income (loss) from continuing operations		2.88	$ (0.24)	$ (1.15)
Income (loss) from discontinued operations		(0.02)	$ (0.01)	$ (0.43)
Net income (loss)		2.86	$ (0.25)	$ (1.58)
Weighted average number of Ordinary shares used in computing basic net income (loss) per share (thousands)		29,266	29,194	26,272
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share (thousands)		29,385	29,194	26,272

* Includes revenues from related parties in the amount of $8,480, $4,155 and $2,487, for the years ended December 31, 2004, 2003 and 2002, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (Accumulated deficit)	Total shareholders' equity	Total comprehensive income (loss)
BALANCE AS OF JANUARY 1, 2002	21,213,664	$ 9,567	$ 165,680	$ 42,231	$ 16,437	$ 233,915	
Exercise of options	87,862	-	605			605	
Issuance of shares pursuant to the merger with Elbit	5,617,601	4	71,191	-	-	71,195	
Issuance of shares pursuant to the purchase of DEP	2,261,843	1	29,448	-	-	29,449	
Changes in additional paid-in capital in affiliated companies	-	-	336	-	-	336	
Amortization of deferred stock compensation	-	-	222	-	-	222	
Other comprehensive loss, net of tax:							
Unrealized losses on available for sale securities	-	-	-	(33,035)	-	(33,035)	$ (33,035)
Reclassification adjustment for gain realized and other than temporary impairment included in net loss	-	-	-	(1,070)	-	(1,070)	(1,070)
Minimum pension liability in an affiliated company	-	-	-	(597)	-	(597)	(597)
Net loss	-	-		-	(41,579	(41,579	(41,579)
BALANCE AS OF DECEMBER 31, 2002	29,180,970	$ 9,572	$ 267,482	$ 7,529	$ (25,142)	$ 259,441	
Total comprehensive loss							$ (76,281)
Exercise of options	25,875	-	177	-	-	177	-
Changes in additional paid-in capital in affiliated companies	-	-	(932)	-	-	(932)	-
Amortization of deferred stock compensation	-	-	386	-	-	386	-
Other comprehensive income (loss), net of tax:							
Unrealized gains on available for sale securities	-	-	-	55,960	-	55,960	$ 55,960
Reclassification adjustment for gain realized included in net loss	-	-	-	(11,113)	-	(11,113)	(11,113)
Foreign currency translation adjustment	-	-	-	(304)	-	(304)	(304)
Minimum pension liability in an affiliated company	-	-	-	(172)	-	(172)	(172)
Unrealized loss on derivative instrument in affiliated company	-	-	-	(108)	-	(108)	(108)
Net loss	-	-	-	-	(7,205)	(7,205)	(7,205)
BALANCE AS OF DECEMBER 31, 2003	29,206,845	$ 9,572	$ 267,113	$ 51,792	$ (32,347)	$ 296,130	
Total comprehensive income							$ 37,058
Exercise of options	207,579	-	2,097	-	-	2,097	
Amortization of deferred stock compensation	-	-	545	-	-	545	
Tax benefit in respect of options exercised	-	-	250	-	-	250	
Other comprehensive income (loss), net of tax:							
Unrealized gains on available for sale securities	-	-	-	8,489	-	8,489	8,489
Reclassification adjustment for gain realized included in net income	-	-	-	(3,582)	-	(3,582)	(3,582)
Foreign currency translation adjustments	-	-	-	202	-	202	202
Unrealized gain on derivative instruments in affiliated company	-	-	-	84	-	84	84
Reclassification adjustments for loss on derivative instruments, minimum pension liability and foreign currency translation adjustments, included in net income due to sale of affiliated companies	-	-	-	732	-	732	732
Net income	-	-	-	-	84,133	84,133	84,133
BALANCE AS OF DECEMBER 31, 2004	29,414,424	$ 9,572	$ 270,005	$ 57,717	51,786	389,080	
Total comprehensive income							90,058

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	84,133	$ (7,205)	$ (41,579)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Equity in losses of affiliated companies	10,492	8,698	24,189
Dividend from affiliated companies	1,719	2,971	2,670
Minority interest in income (losses) of subsidiaries	4,135	10,907	(2,823)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	(132,396)	(25,754)	(6,888)
Gain from sale of investments in available for sale securities	(5,360)	(17,924)	(706)
Gain from disposal of businesses included in discontinued operations	-	(4,137)	(1,991)
Depreciation and amortization	1,868	3,573	4,372
Impairment of intangible assets and property and equipment	7,097	-	-
Impairment of goodwill	1,980	-	-
Decline in value of other investments	803	3,716	1,866
Equity in losses of partnerships	7	547	303
Amortization (appreciation) of deferred stock compensation and changes in liability in respect of call options	3,033	2,564	(104)
Deferred taxes, net	(2,409)	6,229	(3,398)
Changes in operating assets and liabilities			
Decrease in trade receivables	(139)	3,491	2,515
Decrease in other receivables and prepaid expenses	88	1,888	3,439
Decrease (increase) in trading securities, net	5	(4)	231
Decrease in inventories and contracts-in-progress	333	589	698
Decrease in trade payables	(1,184)	(2,009)	(1,385)
Increase (decrease) in other payables and accrued expenses (mainly provision for income taxes)	16,935	(5,275)	(11,314)
Other	(552)	652	695
Net cash used in operating activities	(9,412)	(16,483)	(29,210)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in affiliated companies	(57,916)	(14,884)	(19,951)
Proceeds from sale of KIT shares	5,706	-	-
Proceeds from sale of ESL shares	196,580	-	5,862
Proceeds from sale of Given Imaging shares	9,074	13,878	6,918
Cash and cash equivalents resulting from the merger with Elbit (Schedule A)	-	-	14,883
Cash and cash equivalents resulting from the share purchase of DEP (Schedule B)	-	-	284
Cash and cash equivalents resulting from newly consolidated subsidiaries (Schedule C)	247	-	2,978
Change in cash and cash equivalents resulting from disposal of businesses (Schedule D)	-	(4,648)	(1,984)
Investment in other companies	(15,264)	(299)	(3,700)
Proceeds from sale of investments in other companies	-	-	405
Collection of long term receivables	-	772	-
Proceeds from sale of available for sale securities	8,062	46,143	890
Investments in held to maturity debentures and deposits	(105,378)	(8,925)	(11,381)
Investment in available for sale securities	(43,000)	(1,952)	-
Proceeds from maturities of held to maturity debentures and deposits	33,345	8,975	4,482
Purchase of property and equipment	(728)	(547)	(969)
Proceeds from sale of property and equipment	-	329	515
Proceeds from sale of certain activities	-	-	6,589
Net cash provided by investing activities	30,728	38,842	5,821
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from options exercised	2,097	177	605
Proceeds from exercise of options in a subsidiary	-	-	2
Receipt of long-term loans from banks	519	4,032	9,152
Repayment of loans from shareholder	-	-	(1,378)
Repayment of long-term loans	(50,677)	(6,200)	(706)
Decrease in short-term bank loan, net	(15,842)	(4,076)	(8,954)
Repayment of loans from minority shareholders of a subsidiary	-	(4,246)	-
Receipt of short-term loans from minority shareholders of subsidiaries	137	904	-
Proceeds from convertible loans and long-term loans from minority shareholders of a subsidiary	1,402	3,055	2,165
Issuance expenses in a subsidiary	(180)	-	-
Dividend to minority shareholders of a subsidiary	(67)	-	-
Net cash provided by (used in) financing activities	(62,611)	(6,354)	886
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(41,295)	16,005	(22,503)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	83,906	67,901	90,404
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	42,611	$ 83,906	$ 67,901

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		
	2004	2003	2002
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$ 172	$ 96	$ 521
Interest	$ 1,044	$ 1,466	$ 1,916

SCHEDULE A:

	Year ended December 31, 2002
Cash and cash equivalents resulting from the merger with Elbit	
Assets acquired and liabilities assumed on the merger date:	
Working capital deficiency, net (except cash and cash equivalents)	$ 6,970
Property and equipment	(9,225)
Investments in affiliated companies	(5,423)
Other investments	(111,482)
Other long -term assets	(1,820)
Goodwill	(18,275)
Long-term liabilities	40,122
Investment at equity prior to merger	42,739
Minority interests	82
Issuance of shares and options	71,195
Cash and cash equivalents acquired	$ 14,883

SCHEDULE B:

	Year ended December 31, 2002
Cash and cash equivalents resulting from the share purchase of DEP	
Assets acquired and liabilities assumed at the share purchase date:	
Working capital deficiency, net (except cash and cash equivalents)	$ 19,115
Property and equipment	(28)
Investments in affiliated companies	(40,493)
Other investments	(3,315)
Intangible assets	(5,486)
Long-term liabilities	1,451
Investment at equity prior to acquisition	385
Minority interests	(794)
Issuance of shares	29,449
Cash and cash equivalents acquired	$ 284

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands, except share and per share data

SCHEDULE C:

	Year ended December 31,		
	2004	2003	2004
Cash and cash equivalents resulting from newly consolidated subsidiaries			
Assets acquired and liabilities assumed at the purchase date:			
Working capital deficiency, net (except cash and cash equivalents)	$ 1,071	$ -	$ 3,230
Deposits	(31)	-	-
Property and equipment	(618	-	(2,007)
Intangible assets	(1,350)	-	(12,024)
Deferred taxes	-	-	3,260
Accrued severance pay, net	-	-	179
Long-term liabilities	431	-	-
Investment at equity prior to acquisition	678	-	8,231
Minority interests	66	-	2,109
Cash and cash equivalents acquired	$ 247	$ -	$ 2,978

SCHEDULE D:

	Year ended December 31,	
	2003	2002
Change in cash and cash equivalents resulting from disposal of businesses		
Assets and liabilities at date of sale:		
Working capital, net (except cash and cash equivalents)	$ (708)	$ (677)
Property and equipment	1,274	266
Intangible assets	6,532	200
Deferred tax liability	(907)	-
Accrued severance pay, net	-	(33)
Gain resulting from sale of businesses	22,833	1,991
Securities received:		
Marketable securities	(5,400)	(1,600)
Other investments	(1,000)	(2,131)
Investment in affiliated Company	(30,272)	-
Liability incurred	3,000	-
Net decrease in cash and cash equivalents	$ (4,648)	$ (1,984)

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 GENERAL

a. Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a multi-national high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates, primarily in the fields of medical devices, telecom, semiconductors, software and advanced materials.

b. On August 22, 2004, Discount Investment Corporation Ltd. ("DIC") completed a tender offer to purchase 2,203,425 of the Company's shares. Following the consummation of the tender offer, DIC's interest in the Company increased from approximately 38.5% to approximately 46% of the Company's outstanding shares.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

a. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars

The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars and sales of its subsidiaries are mainly in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

Accordingly, amounts in currencies other than U.S. dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.
Revenues and costs – at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest and of VIEs for which the Company is the primary beneficiary according to the provisions of FIN 46, as described below. Inter-company balances and transactions have been eliminated upon consolidation.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of March 31, 2004. The adoption of FIN 46 did not have a significant effect on the Company's financial statements. For additional information on the Company's VIE, see Note 3g.

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c. Principles of consolidation (Cont.)

As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are:

	December 31,	
	2004	2003
	% of outstanding share capital	
Elbit Ltd. ("Elbit")	100.0	100.0
DEP Technology Holdings Ltd. ("DEP")	100.0	100.0
RDC Rafael Development Corporation Ltd. ("RDC")	49.6	48.0
Elron SW Inc. ("ESW") (formerly: Elron Software Inc. "ESI")	-	95.6
Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (together "ET group") (in 2003- Elron Telesoft Inc.)	100.0	98.9
Galil Medical Ltd. ("Galil")	59.1	51.8
Mediagate Ltd. ("Mediagate") (in 2003 – Mediagate N.V)	100.0	69.1
SELA Semiconductors Engineering Laboratories Ltd. ("SELA")	54.4	-
Starling Advanced Communications Ltd. ("Starling")	66.5	-
3DV Systems Ltd. ("3DV")	94.8	-

d. **Business combinations**

Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

e. **Cash and cash equivalents**

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

f. **Bank deposits**

Bank deposits with original maturities of three months or more but less than one year are presented as part of short-term investments. Deposits are measured at amortized cost plus accrued interest. Interest on deposits is recorded as financial income.

g. **Marketable securities**

Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g. Marketable securities (Cont.)

Some marketable securities are classified as trading securities and are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) relating to trading securities as well as interest on such securities are included as other income (expenses).

Certain marketable securities covered by SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS 115") are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders' equity. Realized gains and losses on sales of investments, and decline in value judged to be other than temporary, are included in the consolidated statement of operations. When computing realized gain or loss, cost is determined on an average basis. Interest and amortization of premium and discount on debt securities are recorded as financial income.

Debt securities, which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost plus accrued interest. Interest and amortization of premium and discount on such debt securities are recorded as financial income.

h. **Inventories and contracts in progress**

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

Cost is determined as follows:

Raw materials - using the "first in, first out" method.
Contracts-in-progress - represent amounts related to contracts as determined by the percentage of *completion method of accounting.*
Finished Products – on the basis of direct manufacturing costs with the additional of allocable indirect manufacturing.

i. **Investments in companies**

Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method ("affiliated companies") (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee's voting stock. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions and technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

In July 2004, the EITF reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee.

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i. **Investments in companies (Cont.)**

EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 are effective beginning in the fourth quarter of 2004. For investments that are not common stock or in-substance-common stock, but were accounted for under the equity method prior to the effective date of EITF 02-14, the equity method of accounting should be discontinued at the effective date. Previously recognized equity method earnings and losses are not reversed. Upon adoption of EITF 02-14, the Company evaluated all its existing investments at the adoption date and concluded that no change should be made to its current accounting treatment as a result of the adoption of EITF 02-14.

The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

According to EITF 02-18 "Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition" ("EITF 02-18"), in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control), if the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

In circumstances where the Company's ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate's security or loan held by the Company to which the equity method losses are being applied.

The excess of the purchase price over the fair value of net tangible assets acquired is attributed to goodwill, technology and other identifiable intangible assets. Technology and other identifiable intangible assets are amortized over a period of approximately 5-15 years, commencing from the acquisition date.

Gains arising from issuance of shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin ("SAB") No. 51 "Accounting for Sales of Stock by a Subsidiary".

When an investment in an investee, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is adopted retroactively and financial statements of prior periods are adjusted accordingly.

Investments in partnerships are accounted for under the equity method.

Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i. **Investments in companies (Cont.)**

A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

j. **Property and equipment**

Property and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%
Land and Buildings	0-4
Computers, Machinery and Furniture	6 - 33
Motor vehicles	15-20
Leasehold improvements	over the term of the lease

k. **Impairment and disposal of long-lived assets**

The Company's and its subsidiaries' long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

See Notes 12(5) and 12(6) regarding impairment of intangible assets.

l. **Intangible assets**

Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and businesses. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

The Company and its subsidiaries evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

Effective January 1, 2002, the Company adopted the full provisions of SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142 goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l. Intangible assets (Cont.)

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. In 2003 no instances of impairment were found. In 2004 the fair value of the systems and projects segment (reporting unit) of ET group was found to be lower than its carrying value. The second phase was then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit (see also Note 12(5)).

Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

m. Revenue recognition

The Company's subsidiaries sell software, license and support systems and disposable medical products.

Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Other sales and revenues are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104").

Revenues from license fees or product sales are recognized when delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable, vendor specific objective evidence exists to allocate total fees to elements of an arrangement (in the case of license fees) and persuasive evidence of an arrangement exists.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

When the products are warranted, a provision is recorded for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m. Revenue recognition (Cont.)

Revenues from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1, "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

Revenues from service agreement on a cost plus basis are recognized as the services are performed, based on the costs incurred.

n. Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

o. Advertising costs

Advertising costs are charged to the consolidated statement of operations as incurred.

p. Royalty-bearing grants

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects, and royalty-bearing grants from the Government of Israel for the encouragement of marketing activity are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs and sales and marketing expenses, respectively.

Research and development and marketing grants received by certain of the Company's subsidiaries in 2004 amounted to $1,716 and $0, respectively, (2003 - $487 and $0, respectively, 2002 - $850 and $105, respectively).

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q. **Income taxes**

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

r. **Income (loss) per share**

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

In 2003 and 2002, all shares relating to the outstanding stock options have been excluded from the calculation of the diluted net loss per ordinary share because all such stock options were anti-dilutive. The total ordinary share equivalents relating to the outstanding options, excluded from the calculations of diluted net loss per share, was 1,799 and 5,007 for the years ended December 31, 2003 and 2002, respectively. In 2004, 174,165 stock options were excluded from the calculation of the diluted net income per ordinary share, since these stock options were anti-dilutive.

s. **Stock based compensation**

For stock options granted prior to 2003, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. Compensation cost is recorded over the vesting period on a straight line basis.

Effective January 1, 2003 the Company adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the prospective method of adoption selected by the company under the provisions of FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003. Compensation cost is recorded over the vesting period on a straight line basis.

The expense related to stock-based employee compensation included in the determination of net income (loss) for 2004, 2003 and 2002 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income (loss) and pro forma basic and diluted net income (loss) per share would be as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s. Stock based compensation (Cont.)

	Year ended December 31,		
	2004	2003	2002
Net income (loss), as reported	$ 84,133	$ (7,205)	$ (41,579)
Add: Stock-based employee compensation expense included in reported net income (loss)	626	973	933
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	822	1,377	2,876
Pro forma net income (loss)	$ 83,937	$ (7,609)	$ (43,522)
Income (loss) per share:			
Basic - as reported	$ 2.87	$ (0.25)	$ (1.58)
Basic - pro forma	2.87	(0.26)	(1.66)
Diluted - as reported	2.86	(0.25)	(1.58)
Diluted - pro forma	2.86	(0.26)	(1.66)

The fair value of stock options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002:

	2004	2003	2002
Risk-free Interest Rate	2.5%	1%	1.5%
Expected Dividend Yield	0%	0%	0%
Expected Volatility	42%	53%	39%
Expected Lives	2.8	2.7	2.1

The Company's additional disclosures required by SFAS 123 and SFAS 148 are provided in Note 18.

Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses in general and administrative expenses.

t. **Comprehensive income (loss)**

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities, foreign currency translation adjustments, minimum pension liabilities and unrealized gains and losses on derivative instruments in an affiliated company (See Note 27).

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u. **Severance pay**

The Company's and its subsidiaries' liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $878, $731 and $611, respectively.

v. **Discontinued operations**

Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

w. **Fair value of financial instruments**

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2004 and 2003, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

It was not practical to estimate the fair value of the Company's investments in shares and loans of non-public affiliates and other companies because of the lack of a quoted market price and the inability to estimate the fair value of each investment without incurring excessive costs. The carrying amounts of these companies were $64,146 and $48,992 at December 31, 2004 and 2003, respectively, and they represent the original cost, net of any impairment charges, and in the case of affiliates also the Company's equity in the losses of the affiliates and its share in the changes of the affiliates equity, since the dates of acquisition.

x. **Concentrations of credit risk**

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. Marketable debentures are debentures of U.S. corporations with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company's management believes that minimal credit risk exists with respect to these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x. Concentrations of credit risk (Cont.)

Trade receivables are derived from sales to major customers located primarily in Israel and in the U.S. The Company's subsidiaries perform ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Regarding foreign exchange contracts entered into subsequent to balance sheet date - see Note 8(2).

y. **Recently issued accounting pronouncements**

i. In February 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside SFAS 115's scope and are not accounted for by the equity method, which are defined as "cost method investments." The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-01-a. The disclosure requirements for available-for-sale investments are effective for annual reporting periods ending after June 15, 2003 and for investments presented under the cost method for annual reporting periods ending after June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

ii. In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

iii. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29") is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

U.S. dollars in thousands, except share and per share data

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y. Recently issued accounting pronouncements (Cont.)

iv. On December 16, 2004 the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R), supersedes APB 25, and amends FASB Statement No. 95, "Statements of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purpose of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt SFAS 123(R) using the modified-prospective method.

The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the "modified prospective method" described in SFAS 148. Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R) on July 1, 2005.

Because SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, and because the Company adopted SFAS 123 using the prospective transition method (which applied only to award granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under SFAS 123 will be recognized under SFAS 123(R). However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 25 to the consolidated financial statements.

z. Reclassifications

Certain prior year amounts were reclassified to conform with current year financial statement presentation.

NOTE 3 BUSINESS COMBINATIONS AND SALE OF BUSINESSES

a. Elbit

On May 15, 2002, Elron completed its merger with Elbit, a high technology operational holding company, in which it previously held 44%. As a result, each outstanding ordinary share of Elbit, other than shares held by Elron, was exchanged for 0.45 ordinary shares of Elron and, accordingly, Elron issued 5,617,601 ordinary shares. Elron also assumed options held by Elbit's employees and issued 240,525 ordinary shares of Elron with a fair value of $997.

U.S. dollars in thousands, except share and per share data

NOTE 3 BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

a. Elbit (Cont.)

The purchase price of the Elbit acquisition was approximately $73,914, which was calculated as follows:

Fair value of Elron ordinary shares issued	$	70,220
Transaction and other costs		2,719
Fair value of options assumed(*)		975
Total	$	73,914

(*) Net of intrinsic value of $22.

Ordinary shares were valued based on the average price of Elron's ordinary shares during the period beginning on the day of the announcement of the exchange ratio (September 4, 2001) and ending five days thereafter. The fair value of options assumed was determined using the Black & Scholes pricing method.

The purchase price has been allocated to the fair value of Elbit's tangible and intangible assets acquired and liabilities assumed as follows:

Current assets	$	12,216
Long-term investments		65,586
Other long-term assets		1,061
Property and equipment, net		6,285
Goodwill (not deductible for tax purposes)		*12,135
Liabilities assumed		(23,369)
Net assets acquired	$	73,914

* After reduction of $6,600 due to reversal of valuation allowance in respect of deferred taxes - see below.

At the acquisition date net deferred tax assets relating to loss carryforwards have been fully offset by a valuation allowance. Subsequent to that date, Elbit recorded a tax benefit in the amount of approximately $6,600 and $7,700 in 2002 and 2003, respectively, and reduced its valuation allowance in respect of the abovementioned deferred tax assets. Since the tax benefits recognized were in respect of the loss carryforwards of Elbit at the acquisition date, Elron recorded the tax benefits as a reduction of goodwill.

The goodwill recorded relates to the "Other Holdings and Corporate Operations" segment and reflects the synergies that resulted from the combined entity, including a reduction in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which benefited Elron's subsidiaries and affiliated companies.

Elbit's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the merger (May 15, 2002). See Note 9 for pro forma information.

U.S. dollars in thousands, except share and per share data

NOTE 3 BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

b. DEP

On May 6, 2002, Elron completed the purchase of shares of DEP in which it previously held 33%. Pursuant to the share purchase agreement signed on November 19, 2001, with DIC, which then held approximately 42% of Elron's shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC's investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to RDC, a subsidiary of DEP, in which DEP then held 48.04% of its outstanding shares (50.1% of the voting rights) and Rafael Armament Development Authority ("Rafael"), through its subsidiary Galram Technology Industry Ltd. ("Galram"), then held 47.84%. RDC was established for the purpose of exploiting Rafael's technology in non-military markets.

DEP invests directly and indirectly (through RDC) in high technology companies, which are primarily engaged in the fields of communications, medical devices and semiconductors.

The share purchase enhanced Elron's position in the high technology markets enabling Elron to manage existing DEP investments independently.

The purchase price of the DEP acquisition was $29,502, of which $29,449 represents the fair market value of the issued Elron ordinary shares, which has been calculated using the average price of Elron's shares during a period of a few days before and after the announcement date multiplied by the number of shares to be issued to DIC, and $53 represents transaction costs.

The purchase price has been allocated to the fair value of DEP's tangible and intangible assets acquired and liabilities assumed.

The allocation of the purchase price was as follows:

Current assets	$	467
Long-term investments		38,233
Property and equipment, net		19
Intangible assets		2,339
Liabilities assumed		(11,556)
Total	$	29,502

The amount of $38,233, allocated to investments in companies accounted for under the equity method, included amounts allocated to intangible assets of these equity investments and is net of any related deferred taxes. Out of the $38,233, the aggregate amount allocated to identifiable intangible assets of the equity investments was approximately $16,500 and an aggregate amount of approximately $6,500 was recorded as goodwill. The goodwill is not deductible for tax purposes.

Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance at the share purchase date. In 2003 RDC recorded a tax benefit of approximately $2,000 and reduced its valuation allowance in respect of the abovementioned deferred tax asset. The tax benefit was recorded as a reduction to goodwill included in investments in affiliated companies.

DEP's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the closing of the share purchase (May 6, 2002). See Note 9 for pro forma information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 3 BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

c. Galil

Galil Medical Ltd. ("Galil") develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.

1. On April 30, 2002, Elron and RDC converted notes of Galil, in which Elron then held 3.7% and in which RDC then held 32.1% in an amount of $3,160.

   During 2002 and 2003, certain existing shareholders of Galil entered into note purchase agreements with Galil for an investment in convertible notes of Galil (the "Notes") in an aggregate amount of up to $16,000, according to which Elron and RDC together invested in the Notes approximately $5,700 and $3,700 in 2002 and 2003, respectively.

2. On June 27, 2002, Elron purchased 10.75% of the outstanding shares of Galil from Lumenis Ltd. ("Lumenis") in consideration for $850. As a result of this transaction, Elron's direct interest in Galil increased to 15.09% and together with its indirect share through RDC, Elron acquired a controlling voting interest in Galil and, accordingly, Galil's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the purchase from Lumenis. See Note 9 for pro forma information.

3. On July 1, 2003, Galil announced the completion of the merger of Galil's urology business and the Brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) ("Amersham") (Amersham was subsequently acquired by General Electric Company (NYSE:GE) ("GE")). According to an agreement signed on April 22, 2003, a new company, Oncura Inc. ("Oncura"), was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. At the closing, Amersham and Galil each contributed the assets necessary for Oncura to conduct the Cryotherapy business and the Brachytherapy business, respectively, in the urology field and in exchange, Amersham received 78% and Galil received 22% of the outstanding shares of Oncura. In addition, at the closing, Galil purchased 3% of Oncura from Amersham in consideration for $4,500 resulting in Galil's owning an aggregate interest of 25% in Oncura.

   Galil and Amersham each entered, separately, into supply and R&D service agreements pursuant to which Galil and Amersham shall provide Oncura with certain exclusive supply, manufacturing and R&D services, on a cost plus basis, according to terms and conditions stipulated in the relevant agreements.

   Galil accounted for the transfer of its business in exchange for an interest in Oncura as a non-monetary exchange which was recorded at fair value. The fair value of the transaction was approximately $150,000. As Galil retains an indirect interest in the tangible and intangible assets transferred to Oncura, the portion of the gain relating to the interest retained has been deferred. This deferred gain is realized according to the rate of amortization of the assets transferred by Galil to Oncura.

   Accordingly, the investment in Oncura, which is accounted for under the equity method, was recorded in the amount of approximately $30,000.

   As a result, a gain on the transaction of approximately $21,200 was recorded in 2003 in the statement of operations under "Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net". The gain is net of realization of goodwill, related to the "Other Holdings and Corporate Operations" segment, in the amount of approximately $500. Elron's share in the gain (net of minority interest and income taxes) amounted to approximately $4,400.

   The investment in Oncura as of the date of the transaction included amounts allocated to goodwill of approximately $14,200, to other intangibles of $23,800 and to deferred tax liabilities of $9,100.

U.S. dollars in thousands, except share and per share data

NOTE 3 BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

c. Galil (Cont.)

In 2003, Galil signed a loan agreement with Oncura, according to which Galil has committed to extend loans to Oncura up to an aggregate principal amount of $2,000. As of December 31, 2004, Galil advanced $875 to Oncura in respect of this agreement. The loan bears an interest rate of Libor+0.75% per annum and is to be repaid in March 2006.

4. On January 31, 2004, Galil and its shareholders, entered into an agreement to restructure the share capital of Galil pursuant to which all outstanding preferred shares, Notes convertible into preferred shares and certain loans granted were converted into ordinary shares and all their associated rights were cancelled. As a result of the restructure, Elron's and RDC's respective holdings in Galil increased to 20.2% and 38.9%.

d. ESW

On September 2, 2003, Elron's majority owned subsidiary, ESI, sold substantially all of its assets and business to Zix Corporation ("Zix"), a publicly traded company on Nasdaq (Nasdaq: ZIXI) and a global provider of e-messaging protection and transaction services. In consideration for the assets and business sold, Zix issued to ESI 1,709,402 unregistered shares of its Common stock, with a market value of approximately $6,000 and a convertible note bearing an interest rate of 5.75% ("the Note") in the amount of $1,000. The Note was converted into 262,454 shares of Zix Common stock, in the fourth quarter of 2003. As part of the transaction, Zix assumed certain liabilities of ESI in the net amount of approximately $1,000. Following the transaction, ESI changed its name to ELRON SW, INC. ("ESW").

In determining the gain on the sale of ESI's business, Elron valued the Zix Common stock at $5,400 (a discount from market value of approximately 10% due to certain restrictions on their sale). Accordingly, Elron recorded a gain on the sale of approximately $4,100 of which $2,500 represents an elimination of a liability to minority shareholders previously recorded by Elron with respect to options granted to ESW's employees due to the expiration of the unexercised options.

The business sold by ESW represents a component of an entity as defined in SFAS 144 and since the criteria for reporting discontinued operations under SFAS 144 is met, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations. Comparative data have been reclassified accordingly.

The Zix Common stock had been accounted for as available for sale securities in accordance with SFAS 115. As of December 31, 2004, all of the Zix shares were sold (see note 5(2)).

As of December 31, 2004, ESW was voluntarily dissolved.

e. Mediagate

1. In 2002, Elron converted loans advanced to Mediagate during 2001 and 2002 in the amount of $3,588 to 32,828,510 preferred F shares and invested approximately $2,500 through a rights offering for which Elron received 58,562,543 preferred F shares. As a result of these transactions, Elron's interest in Mediagate's outstanding shares increased from 29% to approximately 68% and accordingly the accounts of Mediagate have been consolidated with those of Elron subsequent to the date of the additional investment. See Note 9 for pro forma information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 3 BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

e. Mediagate (Cont.)

1. (Cont.)

The amount allocated to technology and the remaining technology which arose from previous acquisitions amounted to approximately $4,400. The estimated useful life of the technology was 7 years. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired in the amount of approximately $2,500 was recorded as goodwill, which is not deductible for tax purposes. The goodwill relates to the "Other Holdings and Corporate Operations" segment.

2. In December 2003, Mediagate signed an agreement with Telrad Networks Ltd. ("Telrad"), for the sale of its technology and related intellectual property assets. Telrad is an Israeli corporation providing telecommunications solutions worldwide. The closing of the transaction occurred on January 28, 2004. According to the agreement, the consideration for the technology is in the form of royalties, up to a maximum of $5,000 to be paid on future sales through December 31, 2009, of products that are based on Mediagate's technology. The royalties range from 5% of sales in 2004 and increase gradually up to 15% of sales in 2009.

The royalties to be received approximated the carrying value of the technology sold at the date of the transaction. Accordingly, the above transaction did not have any effect on the Company's consolidated results of operations for the year ended December 31, 2003.

As a result of the Company's revised estimate about the realizability of future royalties to be received, the Company recorded in 2004 an impairment loss of approximately $4,200 ($2,700 net of tax) in respect of the intangible asset relating to Mediagate's technology. This impairment loss is included under "Impairment of intangible assets and property and equipment".

The royalties to be received are pledged to secure bank loans of Mediagate (see Note 17f).

f. VFlash

In September 2002, Elbit VFlash ("VFlash"), a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc. ("24/7"), a publicly traded company on Nasdaq (Nasdaq:TFSM), in exchange for 4,100,000 common shares of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

Concurrently with the above sale, Elron invested through Elbit $1,000 in consideration for 100,000 convertible preferred shares of 24/7 which were converted in February 2003, into 4,840,271 common shares.

The Company viewed the sale of VFlash's principal assets and the purchase of the preferred shares as one transaction and accordingly recorded a gain of approximately $2,000 in respect of the sale based on the closing price of 24/7 at the date of the transaction. The business sold by VFlash represents a "component of entity" as defined in SFAS 144 and since the criteria for reporting discontinuing operations under SFAS 144 is met, VFlash's results of operations and the above gain were classified as discontinued operations in the statement of operations.

The common shares had been accounted for as available for sale securities in accordance with SFAS 115. In 2003, all of the 24/7 shares were sold for a total consideration of approximately $5,200, resulting in a realized gain of approximately $2,000 ($800 net of tax).

U.S. dollars in thousands, except share and per share data

NOTE 3 BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

g. Starling

Towards the end of 2003, RDC and Elbit Systems Ltd. ("ESL") formed a new company, Starling, in order to develop connectivity solutions for broadband access for commercial aircrafts. RDC and ESL both contributed technologies in exchange for a 50% ownership interest each in Starling. In addition, RDC and ESL granted Starling convertible loans in the amount of $300 each, which were converted into shares in October 2004. Upon the adoption of FIN 46 (see Note 2c), the Company has consolidated Starling as Starling was determined to be a variable interest entity and the Company its primary beneficiary.

On October 21, 2004 Elron completed an investment of $3,000 in Starling of which $1,500 was invested immediately and an additional $1,500 will be invested no later than April 21, 2005. Following the investment, Elron's direct interest in Starling is approximately 33% and its beneficial ownership (directly and through RDC) is approximately 66%.

h. SELA

During 2004, RDC converted previously granted debentures in the amount of $437 invested in SELA to shares, thereby acquiring a controlling voting interest in SELA. Accordingly, SELA's financial statements have been consolidated subsequent to June 30, 2004. The consolidation of SELA did not have a material effect on the Company's financial statements.

i. 3DV

3DV's financial statements have been consolidated subsequent to December 31, 2003, following the transfer in the beginning of 2004, for no consideration, of most of the minority's shares to Elron and RDC. The consolidation of 3DV did not have a material effect on the Company's financial statements.

NOTE 4 CASH AND CASH EQUIVALENTS

Includes mainly bank deposits in U.S. dollars, bearing a weighted average interest rate of 2.14% per annum (December 31, 2003 - 1.08%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 5 SHORT-TERM INVESTMENTS

	Weighted Average Interest rate as of December 31, 2004	December 31,	
	%	2004	2003
Available-for-sale securities: (1)			
Corporate debentures	2.97	$ 44,979	$ 1,971
Zix shares (2)		-	7,159
		44,979	9,130
Certificate of deposits	4.51	223	1,558
Held-to-maturity debentures (3)		-	1,237
Bank deposits (3)	1.77	100,801	25,223
Trading securities		6	10
		$ 146,009	$ 37,158
(1) Includes unrealized gains		$ -	$ 4,458
Includes unrealized losses		$ 253	$ 12

(2) Of the 1,971,856 shares received, 1,117,155 shares (including 262,454 shares which resulted from the conversion of the convertible note) were sold in 2003 in consideration for approximately $9,000, resulting in a realized gain of approximately $4,800 ($3,200 net of tax) and 854,701 shares were sold in 2004 in consideration for approximately $8,100 resulting in a realized gain of approximately $5,400 ($3,600 net of tax).

(3) As of December 31, 2003 the debentures and deposits were used to collateralize current maturities of long-term loans taken by ET group and ESW, which were all repaid in 2004.

NOTE 6 TRADE RECEIVABLES, NET

	December 31,	
	2004	2003
Open balances *	$ 4,878	$ 3,715
Unbilled receivables	1,234	1,301
	$ 6,112	$ 5,016
* Net of allowance for doubtful accounts	$ 574	$ 398

NOTE 7 INVESTMENTS IN AFFILIATED COMPANIES

a. Affiliated companies are as follows:

	Note	December 31, 2004	December 31, 2003
		% of outstanding share capital	
Elbit Systems ("ESL")	7d(1)	-	19.7
Given Imaging	7d(2)	24.7	23.2
ChipX	7d(3)	26.5	36.1
K.I.T eLearning	7d(4)	-	45.0
Wavion	7d(5)	37.5	37.5
Oren	7d(6)	40.9	40.9
NetVision	7d(7)	45.7	45.7
AMT	7d(8)	40.3	28.3
Oncura	3c	25.0	25.0
SELA	3h	-	49.5
3DV Systems	3i	-	47.7
Pulsicom	-	18.2	18.2
Notal Vision	-	25.5	23.6
CellAct	-	45.0	45.0
Avantry	-	-	32.9
Ingeneo	-	-	28.0

b. Composition of investments: (1)(2)

	December 31, 2004	December 31, 2003
ESL	$ -	$ 87,672
Given Imaging	71,748	23,665
Oncura	29,259	29,674
Others	16,117	15,808
	$ 117,124	$ 156,819
(1) Includes loans and convertible loans (bearing a weighted average interest rate of 1.95% per annum (December 31, 2003 - 3.72%)	$ 7,122	$ 3,298
(2) Difference between the carrying amounts of investments and the Company's share in the net equity of affiliates, attributed to technology, goodwill and other intangible assets	$ 81,726	$ 45,311

c. Fair market value of marketable securities:

	Stock Exchange	December 31, 2004	December 31, 2003
		U.S. dollars in millions	
ESL	Tel Aviv and Nasdaq	$ -	$ 143
Given Imaging	Tel Aviv and Nasdaq	$ 245	$ 107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 7 INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information

1. ESL

In 2002 Elron sold 380,000 shares of Elbit Systems Ltd. ("ESL") (NASDAQ: ESLT), for approximately $5,900, resulting in a gain of approximately $1,800.

On July 8, 2004, Elron announced the signing of a definitive agreement for the sale of all of its holdings in ESL constituting approximately 19.6% of the outstanding share capital of ESL to Tadiran Communications Ltd., in consideration for approximately $197,000. The closing of the transaction was subject to the right of first refusal of Federmann Enterprises Ltd. ("Federmann Enterprises"), the other major shareholder of ESL. On July 28, 2004, Federmann Enterprises exercised its right of first refusal, following which the shares were sold to Federmann Enterprises for approximately $197,000. As a result, Elron recorded in the third quarter of 2004 a gain of approximately $104,600 which net of tax amounted to approximately $91,500. The gain net of tax includes a reduction of approximately $21,600 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards.

2. Given

a. During 2002, Elron and RDC sold 98,666 shares and 500,000 shares, respectively, of Given Imaging Ltd. ("Given") in consideration for approximately $1,100 and $5,900, respectively. In addition, a former senior executive of RDC exercised a call option granted to him in 1999, and purchased from RDC 172,800 shares of Given at an exercise price of $0.17 per share (see also Note 14(2)(c)). As a result of the above transactions, a gain of approximately $5,300 was recorded in 2002.

In 2003, RDC sold 753,600 shares of Given for a total consideration of approximately $7,800, resulting in a gain of approximately $4,400 ($70 net of tax and minority interest).

As a result of these transactions, Elron's consolidated interest in Given decreased to approximately 23%.

b. In May 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael, according to which, RDC sold 2,000,000 unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $5,000 of the proceeds to repay shareholders' loans to Rafael and Elron. This transaction did not have any effect on the Company's consolidated results of operations and the Company's consolidated interest in Given.

c. In April 2004, RDC, then a 48% held subsidiary, purchased from one of its shareholders (a former senior executive of RDC) treasury shares amounting to approximately 3% of its outstanding share capital. In consideration for the treasury shares, RDC distributed to the shareholder 200,000 shares of Given. The number of the distributed Given shares was calculated based on the relative fair values of the shares of RDC and of Given on the date the agreement to purchase the treasury shares was signed (May 2003). The transaction was completed in April 2004, after receipt of various approvals required under the agreement.

RDC recorded the purchase of the treasury shares based on the fair value of Given's shares on the date of distribution. Accordingly, RDC recorded a gain on the distribution of Given shares of approximately $5,800.

RDC's purchase of the treasury shares resulted in Elron increasing its interest in RDC by approximately 1.5% to approximately 49.6%. This acquisition of the additional interest in RDC was accounted for by the purchase method.

U.S. dollars in thousands, except share and per share data

NOTE 7 INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information (Cont.)

2. Given (Cont.)

c. (Cont.)

Accordingly, Elron recorded the additional interest in RDC at fair value of approximately $1,900 and recorded its share of the gain in the distribution of Given shares in the amount of $1,400, net of tax and minority interest.

The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $1,900 and was allocated mostly to RDC's remaining investment in Given.

d. In June 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters' over allotment option) sold by existing shareholders. In the aforementioned offering, RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given received net proceeds of approximately $44,300.

As a result of the sale of Given's shares by RDC and the issuance of shares by Given, Elron's direct and indirect interest in Given decreased from approximately 16% to approximately 15%, and Elron recorded a gain of $15,200 ($6,700 net of tax and minority interest).

e. During the second half of 2004, Elron purchased 1,373,513 ordinary shares of Given in consideration for approximately $43,900. As a result, Elron's direct and indirect ownership interest in Given increased from approximately 15% to approximately 20%. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $39,500 and was allocated as follows: approximately $30,400 to intangible assets other than goodwill, such as customer base and technology, approximately $1,700 to in-process research and development activities ("IPR&D"), and approximately $7,400 to goodwill.

Products which did not receive marketing clearance by regulatory authorities as of the acquisition date are considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

f. For employee call options - see Note 14(2)(a).

3. ChipX

In March 2004, ChipX Incorporated ("ChipX") (formerly: Chip Express Corporation) completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron's voting interest in ChipX decreased from approximately 33% to approximately 27%. The aforementioned transaction had no effect on Elron's results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 7 INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information (Cont.)

4. KIT

In July 2003 Elron invested $2,000 in K.I.T. eLearning B.V ("KIT"), in consideration for 1,243,396 Series B-2 preferred shares, as part of an aggregate investment of $4,000, the balance of which was invested by DIC. KIT was previously held by Elron at a rate of approximately 29%.

In addition to this investment, Elron's loan to KIT in the amount of $1,500 (which was granted during 2001 and 2002) was converted into 324,388 series B-1 preferred shares of KIT. Following the investment and the loan conversion, Elron held approximately 45% of KIT's outstanding shares.

In March 2004, Elron together with the other shareholders of KIT, DIC and Kidum IT Ltd. (together "the sellers") completed the sale of KIT, then held 45% by Elron, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (formerly: Sylvan Learning Systems) (Nasdaq: LAUR), a global leader in higher education, in consideration for $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on future earnings of KIT in the years 2006 and 2007, from which Elron's share will be up to approximately $5,700.

5. Wavion

In 2003, Elron invested $3,000 in Wavion Inc. ("Wavion") in consideration for 3,575,686 Series B preferred shares, out of an aggregate amount of $12,500 raised by Wavion in a private placement from Elron and new investors. In addition to this investment, Elron converted previously granted loans into 1,787,843 Series A1 preferred shares. As a result, Elron's ownership interest in Wavion decreased from 45% to approximately 38%. The abovementioned transaction did not have an effect on the Company's results of operations.

6. Oren

In July 2003, Elron purchased 6,581,671 preferred E2 shares of Oren Semiconductors Inc. ("Oren") in consideration for $3,000, as part of an aggregate investment of $8,000 of existing shareholders and of Zoran Corporation (Nasdaq: ZRAN).

In addition to this investment, Elron and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8,400, of which Elron's part was approximately $4,400. Elron's loans were converted to 3,824,563 preferred E1 shares of Oren. Following the investment and the loan conversion, Elron's interest in Oren increased from approximately 17% to approximately 41% and accordingly Elron began applying retroactively the equity method of accounting to its investment in Oren.

7. NetVision

During the first quarter of 2004, Elron and DIC each granted NetVision Ltd. ("NetVision") a loan of $2,000 in order to enable NetVision to repay a portion of its line of credit to a lending bank. Due to the uncertainty with regard to NetVision's initial public offering on the Tel Aviv Stock Exchange, and in accordance with EITF 02-18, Elron recognized in the second quarter of 2004 all previously suspended equity method losses in NetVision in the amount of the loan granted.

During the second half of 2004, Elron and DIC each granted NetVision additional loans of approximately $3,300. The loans from Elron bear an interest rate of Libor + 2% per annum and are to be repaid on December 2005.

U.S. dollars in thousands, except share and per share data

NOTE 7 INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

d. Additional information (Cont.)

8. AMT

In August 2002, Elron completed an investment of approximately $5,000 in A.M.T Advanced Metal Technologies Ltd. ("AMT") as part of an aggregate investment in convertible notes of $8,700. AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and ACS Advanced Coding Systems Ltd. ("ACS"), which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance. The convertible notes are convertible into preferred shares of AMT, or into shares held by AMT of certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an "as converted" basis as a shareholder of AMT and, in addition, has special voting rights in certain specified circumstances.

In June 2004, Elron completed an investment of $3,000 in convertible notes of AMT, together with an international strategic partner which also invested $3,000 in AMT's convertible notes. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT for a total amount of up to approximately $33,250, which may be exercised over various periods up to a maximum of 48 months from the closing date of the transaction. As a result of the transaction, Elron increased its ownership interest from approximately 28% to approximately 35% on a fully diluted basis (excluding warrants) and on an "as converted" basis. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $4,200. The Company is in the process of obtaining valuations of certain intangible assets; thus the allocation of the purchase price is subject to refinement. Based on a preliminary valuation performed, the aforementioned excess was allocated as follows: approximately $3,700 to intangible assets other than goodwill with a weighted average useful life of 10 years, approximately $900 to in-process research and development activities ("IPR&D"), approximately $200 to tangible assets and approximately $600 to deferred tax liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 7 INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

e. Summarized information

Summarized combined financial information is as follows:

	Given	Others
DECEMBER 31, 2004:		
Balance sheet information:		
Current assets	$ 110,433	$ 66,990
Non-current assets	13,791	233,213
Total assets	124,224	300,203
Current liabilities	17,446	82,060
Non-current liabilities	10,984	82,499
Minority interest	1,177	493
Redeemable preferred stock	-	34,272
Shareholders' equity (deficiency)	94,617	100,879
YEAR ENDED DECEMBER 31, 2004:		
Statement of operations information:		
Revenues	$ 65,020	$ 158,965
Gross profit	47,286	53,494
Net income (loss) from continuing operations and net income (loss)	2,888	(29,769)

	ESL	Given	ChipX	AMT	Others
DECEMBER 31, 2003:					
Balance sheet information:					
Current assets	$ 577,715	$ 42,625	$ 8,141	$ 1,349	$ 55,725
Non-current assets	446,021	12,944	2,753	2,175	49,941
Total assets	1,023,736	55,569	10,894	3,524	105,666
Current liabilities	378,017	7,655	3,810	4,822	70,713
Non-current liabilities	188,525	1,192	557	11,264	31,936
Minority interest	4,115	1,924	-	472	-
Redeemable preferred stock	-	-	41,800	-	1,189
Shareholders' equity (deficiency)	452,079	44,798	(35,273)	(13,034)	8,273
YEAR ENDED DECEMBER 31, 2003:					
Statement of operations information:					
Revenues	$ 897,980	$ 40,359	$ 13,746	$ 1,359	$ 89,490
Gross profit	224,419	26,988	2,664	(527)	23,307
Net income (loss) from continuing operations and net income (loss)	45,945	(9,609)	(7,813)	(3,796)	(17,660)

	ESL	Given	Others
YEAR ENDED DECEMBER 31, 2002:			
Statement of operations information:			
Revenues	$ 827,456	$ 28,904	$ 88,843
Gross profit	222,143	16,997	17,659
Net income (loss) from continuing operations and net income (loss)	45,113	(18,310)	(34,458)

U.S. dollars in thousands, except share and per share data

NOTE 7 INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

f. Goodwill and intangible assets allocated to investments

The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item "Equity in losses of affiliated companies" in the statement of operations, for each of the five years in the period ending December 31, 2009 is approximately as follows:

Total amortization		
2005	-	$ 5,500
2006	-	$ 5,000
2007	-	$ 4,900
2008	-	$ 4,900
2009	-	$ 4,900

The remaining weighted average amortization period of the intangible assets is approximately 12.5 years.

At the balance sheet date, the Company has goodwill in the amount of $24,200 allocated to investments accounted for under the equity method.

g. Impairment

As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $700, $500 and $2,400, in 2004, 2003 and 2002, respectively. Such impairment losses are included as part of the Company's equity in losses of affiliated companies.

NOTE 8 INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31, 2004	December 31, 2003
Marketable securities presented as available-for-sale securities: (1)		
Partner (2)	$ 136,208	$ 124,315
Other	950	556
	137,158	124,871
Partnerships	3,176	2,136
Other investments and long-term receivables (3)(4)	15,595	1,792
	$ 155,929	$ 128,799
(1) Includes unrealized gains	$ 90,484	$ 78,607

(2) Partner Communications Company Ltd. ("Partner")

As of December 31, 2004 and 2003, Elbit holds 15,856,551 shares of Partner. In 2003, Elbit sold 6,278,226 shares of Partner, in which it previously held 12.2%, in consideration for approximately $29,300. As a result, Elron recorded a realized gain of approximately $11,000 ($7,100 net of tax). As of December 31, 2004, Elbit holds approximately 8.6% of the outstanding shares of Partner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 8 INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(2) Partner (Cont.)

See Note 17(d) regarding the pledging of Partner shares.

Subsequent to balance sheet date, on February 8, 2005 the Company announced that Elbit and the other Israeli founding shareholders of Partner, except for Matav Investments Limited ("Matav") (together the "Sellers"), have irrevocably offered to sell to Partner an aggregate of 31.7 million Partner shares (of which approximately 15.8 million shares have been offered by Elbit), representing the Sellers' entire holdings in Partner (17.2% of Partner's outstanding ordinary shares of which Elbit holds approximately 8.6%). The aggregate consideration for the shares shall be determined based on a price per share reflecting a 10% discount to Partner's 20 day volume weighted average market price prior to the date Partner obtains the approval of its shareholders, up to a maximum price per share of NIS 32.22 (approximately $7.37) per share and not less than NIS 31.04 (approximately $7.10) per share. On February 23, 2004 Partner announced that its Board of Directors has approved the acceptance of the offer. The offer is conditional upon various conditions precedent, including the release of the share pledges in favor of Partner's lending banks currently covering the shares. The acceptance of the offer by Partner is subject to it obtaining all corporate and regulatory consents and approvals required by law or Partner's general license. Subject to all conditions to closing being satisfied, closing of the sale to Partner is scheduled to occur no later than 81 days from date of the offer. There is no assurance that the sale of partner shares to Partner will be consummated.

In certain circumstances in which Partner does not purchase shares from the Sellers, an alternative arrangement entered into between the Sellers and Partner's largest shareholder, Hutchison Telecommunications International Limited. (NYSE: HTX, SEHK: 2332) ("Hutchison") shall become effective. Under this agreement, the Sellers shall be entitled to sell their 31.7 million Partner shares in the market in coordinated stages. As part of the alternative transaction, Hutchison shall have an option to acquire up to 13.8 million of these shares at a 12% discount to the average market price, prior to such shares being offered for sale into the market. The sellers may elect not to proceed with the alternative arrangement The alternative arrangement is subject to certain conditions being satisfied and there is no assurance that the alternative arrangement will be consummated.

Matav shall have the option to participate, as a seller, in the sale to Partner or the alternative arrangement with respect to a majority of its Partner shares. If Matav elects not to exercise such option, Matav has a three month option to sell to the Sellers the same amount of its Partner shares at the same price that Matav could have sold, had it originally participated in the sale to Partner or the alternative arrangement, as the case may be.

In the event of the completion of the sale to Partner, the Company will receive proceeds ranging between approximately $90 million and $116 million and will record an estimated gain, after tax, ranging between approximately $33 million and $44 million, depending among others, on the price per share in the sale to Partner and the amount of shares sold to Partner based on whether or not Matav participates in the sale. If Matav participates in the sale to Partner, the Company's beneficial holding in Partner after the sale to Partner will be reduced to approximately 2.1%.

As part of the Company's policy to limit its exposure to foreign currency risks, Elron hedged the dollar value to be received from the sale of its Partner shares by the purchase of a zero cost collar, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days.

U.S. dollars in thousands, except share and per share data

NOTE 8 INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(3) During 2004, 2003 and 2002, Elron recorded impairment losses of approximately $800, $3,700 and $1,000, respectively, in respect of certain investments and receivables, (in 2004 and 2003, mainly receivables relating to the sale of Textology (previously consolidated subsidiary) and Cellenium).

(4) Other investments include mainly the following companies:

		December 31,	
	Note	2004	2003
		% of outstanding share capital	
Jordan Valley	8(4)(a)	27.8	-
Impliant	8(4)(b)	27.7	-
Avantry	-	10.7	-

(a) Jordan Valley

On October 21, 2004, Elron purchased 32,901 Preferred A shares of Jordan Valley Semiconductor Ltd. ("Jordan Valley"), in consideration for approximately $6,700, as part of an aggregate investment of approximately $9,000 raised by Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested by Clal Industries and Investments Ltd. ("Clal") by way of conversion of previously granted loans. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Following the investment Elron holds 25% of Jordan Valley on a fully diluted basis. Elron's holding percentage is subject to adjustments based on Jordan Valley's future performance. Jordan Valley is also 40% owned (indirectly) by Clal, an approximately then 64% held subsidiary of IDB Development Corporation Ltd. ("IDBD"), which also then owned approximately 67% of DIC. Clal, IDBD, and DIC are publicly traded on the Tel Aviv Stock Exchange. Elron's investment in Jordan Valley was approved by the shareholders of Elron and Clal on October 21, 2004. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Jordan Valley is accounted for under the cost method.

(b) Impliant

On December 28, 2004, Elron invested approximately $7,300 in consideration for 19,962,500 Preferred C shares of Impliant Inc. ("Impliant") as part of a financing round of approximately $18,000 from new and existing investors of Impliant. Impliant is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery and a line of cushion-bearing joint arthroplasty products. Following the investment, Elron holds approximately 20% of Impliant, on a fully diluted basis.

Since the investment in preferred C shares is not considered to be an investment that is in-substance-common stock, the investment in Impliant is accounted for under the cost method.

NOTE 9 SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

The pro forma information regarding 2002 presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and Mediagate as if they had been in effect at the beginning of 2002, and includes the effect of amortization of intangible assets from these dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 9 SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (Cont.)

The following pro forma information is based upon the historical financial statements (after reclassification of discontinued operations) of Elron, Elbit, DEP, Galil and Mediagate. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger, the share purchase or the acquisition of a controlling interest in Galil and Mediagate been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial condition.

Pro forma combined results of operations

	Year ended December 31,		
	2004	2003	2002
	As reported	As reported	Proforma
Net revenues	$ 16,330	$ 16,547	$ 17,608
Equity in losses of affiliated companies	(10,492)	(8,698)	(16,308)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	132,396	25,754	6,674
Other income, net	4,784	14,665	1,801
Total income	143,018	48,268	9,775
Costs and expenses	39,164	37,497	52,973
Income (loss) before taxes on income	$ 103,854	$ 10,771	$ (43,198)
Income (loss) from continuing operations	$ 84,587	$ (6,970)	$ (34,005)
Net income (loss)	$ 84,133	$ (7,205)	$ (54,649)
Basic net income (loss) from continuing operations per share	$ 2.89	$ (0.24)	$ (1.17)
Diluted net income (loss) from continuing operations per share	$ 2.88	$ (0.24)	$ (1.17)
Basic net income (loss) per share	$ 2.87	$ (0.25)	$ (1.88)
Diluted net income (loss) per share	$ 2.86	$ (0.25)	$ (1.88)
Weighted average number of ordinary shares used in computation of basic net income (loss) per share (thousands)	29,266	29,194	29,131
Weighted average number of ordinary shares used in computation of diluted net income (loss) per share (thousands)	29,385	29,194	29,131

NOTE 10 LONG-TERM DEBENTURES AND BANK DEPOSITS

As of December 31, 2003, the balance included a $700 debenture, bearing an interest rate of 5.3% per annum.

U.S. dollars in thousands, except share and per share data

NOTE 11 PROPERTY AND EQUIPMENT, NET

	December 31, 2004	2003
Land and Building	$ 10,060	$ 10,177
Leasehold improvements	2,773	2,279
Computers, furniture and machinery	4,559	2,040
Motor vehicles	611	691
	18,003	15,187
Less - accumulated depreciation	9,939	6,870
Property and equipment, net	$ 8,064	$ 8,317

Depreciation expenses amounted to approximately $1,137, $1,590 and $2,360 for the years ended December 31, 2004, 2003 and 2002, respectively.

See Note 12(5) for impairment loss recorded in respect of property and equipment.

NOTE 12 GOODWILL AND OTHER INTANGIBLE ASSETS

	Period of amortization years	December 31, 2004	2003
Cost:			
Technology and other intangible assets (1)	5-12	$ 533	$ 11,801
Goodwill		10,268	14,698
Intangible assets with indefinite useful life		2,629	2,339
		13,430	28,838
Accumulated amortization:			
Technology and other intangible assets (1)		183	4,172
Goodwill		-	2,679
		183	6,851
Amortized cost		$ 13,247	$ 21,987

1. During 2004, technology and other intangible assets decreased due to the write-off of certain intangible assets (see 5 and 6 below).
2. The annual estimated amortization expense relating to Elron's intangible assets, other than goodwill existing as of December 31, 2004, for each of the five years in the period ending December 31, 2009, is approximately as follows:

	Total amortization
2005 -	$ 70
2006 -	$ 70
2007 -	$ 80
2008 -	$ 80
2009 -	$ 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 12 GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

3. The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

	Internet products	System and projects	Other Holdings and Corporate operations	Total
Balance as of January 1, 2003	$ 1,085	$ 5,591	$ 14,862	$ 21,538
Goodwill write-off relating to sale of businesses	(1,085)	-	(781)	(1,866)
Adjustment of goodwill due to reversal of valuation allowance in respect to of deferred tax assets – see Note 3a and 3b	-	-	(7,653)	(7,653)
Balance as of December 31, 2003	$ -	$ 5,591	$ 6,428	$ 12,019
Impairment losses (5)	-	(1,980)	-	(1,980)
Newly consolidated companies			229	229
Balance as of December 31, 2004	$ -	$ 3,611	$ 6,657	$ 10,268

4. Amortization expenses amounted to approximately $731, $1,073 and $1,044 for the years ended December 31, 2004, 2003 and 2002, respectively.
5. The goodwill associated with the Systems and Projects segment (reporting unit) which consists of the operations of the ET group is usually tested for impairment in the fourth quarter. In light of ET group's results of operations, the technology, property and equipment and subsequently the goodwill associated with the Systems and Projects asset group and reporting unit, respectively, were tested for impairment during the third quarter of 2004. As a result of the impairment test, the Company recorded impairment losses of approximately $2,700 and $200 relating to technology and property and equipment, respectively and approximately $2,000 relating to goodwill. These impairment losses are included in separate line items in the statement of operations. The fair value of the aforementioned reporting unit and asset group was estimated using the discounted cash flows approach.

   The abovementioned goodwill was subsequently tested for impairment in the fourth quarter of 2004, and no instances of impairment were found.
6. Regarding the write-down of an intangible asset relating to Mediagate - see also Note 3e(2).

NOTE 13 SHORT-TERM LOANS FROM BANKS AND OTHERS

	Weighted Average Interest rate December 31, 2004	December 31,	
	%	2004	2003
Short-term loans from banks denominated in NIS	6.39%	$ 1,699	$ 8
Short-term loans from banks denominated in U.S. dollars	4.45%	380	11,000
Short-term loans from others		-	904
		$ 2,079	$ 11,986

For collateral – see Note 17c.

U.S. dollars in thousands, except share and per share data

NOTE 14 OTHER PAYABLES AND ACCRUED EXPENSES

	December 31	
	2004	2003
Payroll and related expenses [1]	$ 3,044	$ 2,752
Provision for income taxes	19,044	521
Accrued expenses	521	1,364
Accrued projects expenses	441	1,323
Deferred revenues	501	-
Employees call options [2]	3,835	2,146
Provision for rent	1,007	-
Others	2,940	5,514
	$ 31,333	$ 13,620
(1) Includes provision for vacation pay	$ 1,016	$ 876

(2) EMPLOYEE CALL OPTIONS

a. The Company's Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired by the Company or through DEP in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

During 2004, the Company's Chairman of the Board exercised options previously granted to him and purchased 21,751 shares of Given from the company, in consideration for approximately $49. As a result, Elron recorded a gain of approximately $600.

b. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

c. In 1999, RDC granted two former senior employees with call options to purchase up to 5% of the investments held by RDC at that date at an exercise price as determined in the call option agreement. During 2002, a former senior employee of RDC exercised a call option with respect to 172,800 shares of Given at an exercise price of $0.17 per share.

All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a. - c. above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2004, 2003 and 2002, respectively: (1) expected life of the option of 4, 3.89 and 4.97, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%, 0% to 65% and 0% to 92%, respectively; and (4) risk-free interest rate of 2.5%, 1% and 1.5%, respectively.

In respect of the aforementioned call options, compensation expense (income) amounted to $1,414, $957 and ($780) for the years ended December 31, 2004, 2003 and 2002, respectively. These compensation expenses are included in General and administrative expenses.

U.S. dollars in thousands, except share and per share data

NOTE 15 LONG-TERM LOANS FROM BANKS AND OTHERS

a. COMPOSITION

	December 31	
	2004	2003
Long-term loans from banks (1)	$ 3,420	$ 59,079
Long-term loans from others (2)	3,626	2,163
	7,046	61,242
Less-current maturities (1)	(2,974)	(44,021)
	$ 4,072	$ 17,221

(1) As of December 31, 2003, mainly bank loans of ESW and ET group in U.S. dollars, bearing an annual interest rate of Libor plus a weighted average of 1.23% (the Libor rate as of December 31, 2003 was 1.16%).

As of December 31, 2004 and 2003, the balance also includes a loan to Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% (the Wholesale Interest Rate as of December 31, 2004 and 2003 was approximately 3.3% and 2.2%, respectively). The loan will be repaid from future royalties to be received by Mediagate from Telrad (see Note 3e).

(2) As of December 31, 2004 and 2003 an amount of $2,199 and $2,163, respectively, represents loans from Galram to RDC which are denominated in New Israeli Shekel ("NIS") and do not bear interest or linkage. These amounts are included in current maturities of long term loans.

As of December 31, 2004, the amount also includes a loan of approximately $1,400 from the minority shareholders of a subsidiary. The loan bears interest at a rate of Libor plus 3% (the Libor rate as of December 31, 2004 is 2.21%).

b. The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$ 2,974
Second year	1,439
Third year	7
Fourth year	6
No specified maturity date (*)	2,620
	$ 7,046

(*) With respect to Mediagate's loan.

c. Collateral - see note 17.

U.S. dollars in thousands, except share and per share data

NOTE 16 INCOME TAXES

a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

Certain of the Company's subsidiaries in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

Some of the Company's subsidiaries have been granted an "Approved Enterprise" status for their production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959. The main benefit to which these subsidiaries are entitled, conditional upon the fulfilling of certain conditions stipulated by the above law, is a ten-year exemption from tax on income derived from their production facilities in Israel. The ten-year period is limited to the earlier of twelve years from the commencement of production, or fourteen years from the approval date.

d. During July 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment") which reduces the corporate tax rate from 36% to 35% in 2004 and progressively to a rate of 30% in 2007. Accordingly, Elron recorded a tax benefit as a result of the change in the tax rate in the amount of approximately $2,900 in 2004.

e. Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,		
	2004	2003	2002
Current taxes	$ 16,394	$ 423	$ 99
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	(2,917)	-	-
Deferred income taxes tax (benefit)	508	6,229	(3,080)
Taxes in respect of prior years	1,147	182	119
	$ 15,132	$ 6,834	$ (2,862)
Domestic	$ 15,132	$ 6,834	$ (2,862)
Foreign	$ -	$ -	$ -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 16 INCOME TAXES (Cont.)

f. **Deferred income taxes:**

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	Deferred Tax Asset		Deferred Tax Liability		
	Non current	Current	Current	Non current	Total
As of December 31, 2004					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	$ -	$ 341	$ -	$ -	$ 341
Accrued severance pay, net	363	-	-	-	363
Trading marketable securities	-	20	-	-	20
Investments in affiliated and other companies, net	39,801	-	-	(1,659)	38,142
Property and equipment and intangible assets	184	-	-	(811)	(627)
Tax loss carryforwards	72,545	-	-	6,473	79,018
Other	-	1,151	-	-	1,151
	$ 112,893	$ 1,512	$ -	$ 4,003	$ 118,408
Deferred tax liabilities:					
Available-for-sale marketable securities	-	-	-	(45,236)	(45,236)
	112,893	1,512	-	(41,233)	73,172
Valuation allowance [(1)]	(107,400)	(1,512)	-	-	(108,912)
	$ 5,493	$ -	$ -	$ (41,233)	$ (35,740)

	Deferred Tax Asset		Deferred Tax Liability		
	Non current	Current	Current	Non current	Total
As of December 31, 2003					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	$ -	$ 309	$ -	$ -	$ 309
Accrued severance pay, net	216	-	-	-	216
Trading marketable securities	-	19	-	-	19
Investments in affiliated and other companies, net	82,607	-	-	-	82,607
Property and equipment and intangible assets	5,218	-	-	(1,509)	3,709
Tax loss carryforwards	63,949	-	-	5,721	69,670
Other	-	729	-	-	729
	$ 151,990	$ 1,057	$ -	$ 4,212	$ 157,259
Deferred tax liabilities:					
Available-for-sale marketable securities	(1,450)	-	-	(44,896)	(46,346)
	150,540	1,057	-	(40,684)	110,913
Valuation allowance [(1)]	(148,669)	(1,057)	-	-	(149,726)
	$ 1,871	$ -	$ -	$ (40,684)	$ (38,813)

U.S. dollars in thousands, except share and per share data

NOTE 16 INCOME TAXES (Cont.)

f. **Deferred income taxes (Cont.)**

(1) As of December 31, 2004, the valuation allowance for deferred tax assets, for which their reversal will be allocated to reduce goodwill or other non-current intangible assets, aggregated approximately $5,700.

Regarding the deferred taxes in respect of tax carryforward losses in Elbit and DEP incurred prior to the acquisition date - see Note 3a and 3b.

g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,		
	2004	2003	2002
Income (loss) before taxes as reported in the consolidated statements of operations	$ 103,854	$ (10,771)	$ (35,941)
Statutory tax rate	35%	36%	36%
Theoretical tax expense (income)	$ 36,349	$ 3,878	$ (12,939)
Equity in losses of affiliated companies	3,672	3,131	8,708
Tax exempt and reduced tax rate	22	(36)	(637)
Non-deductible expenses	853	1,586	(3,242)
Differences arising from the basis of measurement for tax purposes	(956)	2,233	(3,393)
Deferred taxes on losses for which valuation allowance was provided	6,644	3,124	8,522
Reversal of valuation allowance	(29,682)	(7,264)	-
Taxes in respect of previous years	1,147	182	119
Effect of change in tax rate	(2,917)	-	-
Actual tax expenses (benefits)	$ 15,132	$ 6,834	$ (2,862)
Effective tax rate	14.57%	63.4%	(7.9)%

h. As of December 31, 2004 the Company and its Israeli subsidiaries had tax loss carryforwards of approximately $260,000 and the Companies U.S subsidiary had tax loss carryforward of approximately $5,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

i. Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,		
	2004	2003	2002
Domestic	$ 103,696	$ (20,671)	$ (11,211)
Foreign	158	9,900	(24,730)
	$ 103,854	$ (10,771)	$ (35,941)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 17 CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

a. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $554, $558 and $1,675 for the years ended December 31, 2004, 2003 and 2002, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$	645
Second year		518
Third year		274
Fourth year		152
	$	1,589

b. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2004, the aggregate contingent obligation royalty amounted to approximately $3,100.

c. Elron provided guarantees to banks of up to approximately $2,700 to secure bank loans and customer guarantees made available to ET group, of which approximately $1,700 have been utilized as of December 31, 2004, as bank loans and $226 as customer guarantees, respectively.

As of December 31, 2004, Elron also provided a letter of comfort in connection with credit lines granted to ET group by a certain bank, pursuant to which Elron undertook not to dilute its holdings in ET group below a certain percentage. The Company also agreed to subordinate any amounts owed to it by ET group, other than interest on outstanding loans and payments in the ordinary course of business.

d. As of December 31, 2004, all shares of Partner held by Elbit are pledged to the banks providing financing to Partner, pro rata to the other original shareholders of Partner (See also Note 8(2)).

e. The Company has provided letters of comfort in connection with credit lines granted to NetVision by banks. The aggregate amount borrowed under the credit lines at December 31, 2004, amounted to approximately $10,800. The comfort letters were jointly provided with the other major shareholder of NetVision, DIC, pursuant to which the Company and DIC undertook not to dilute their holdings in NetVision below a certain percentage.

f. Mediagate's bank loan in the amount of approximately $2,600 has been secured by a first ranking pledge over the future royalties to be received from Telrad (See also Note 3e).

g. Legal proceedings:

1. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

U.S. dollars in thousands, except share and per share data

NOTE 17 CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

g. Legal proceedings (Cont.)

2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

   In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. In August 2004, the Haifa District Court issued a decision ordering the cancellation of the requirement of the claimants to pay a twenty million shekels filing fee. Certain of the defendants have requested permission to appeal the said decision of the Haifa District Court. It has not been determined when the defendants are required to file their statements of defense to the claim.

   The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

3. In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor's failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2,000. ESW is counterclaiming damages caused by the lessor. The Company's management is of the opinion that ESW has good defense arguments and that the above claim will not have a significant effect on the Company's results of operations.

NOTE 18 SHAREHOLDERS' EQUITY

a. Share capital

1. An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.
2. On May 15, 2002 upon the merger with Elbit, the Company issued 5,617,601 ordinary shares. See Note 3a.
3. On May 6, 2002, upon the acquisition of DEP shares, the Company issued 2,261,843 ordinary shares. See Note 3b.

b. Options to employees

1. Options to Elron's Employees

   The Company has various stock option plans under which the Company may grant options to purchase the Company's shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 9 years from the date of grant.

U.S. dollars in thousands, except share and per share data

NOTE 18 SHAREHOLDERS' EQUITY (Cont.)

In May 2003, the Board of directors of the Company approved an option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company.

As of December 31, 2004, 292,000 options were granted under the 2003 Option Plan at an average exercise price of $8.3 per share which price is to be adjusted in the event the Company distributes a dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

	2004		2003		2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding - beginning of the year	791,777	$ 12.01	557,880	$ 13.92	404,974	$ 14.84
Granted	20,000	12.41	291,333	8.03	309,244*	10.50
Exercised	(218,290)	10.35	(25,875)	6.84	(87,863)	6.88
Forfeited	(18,785)	13.39	(31,561)	13.10	(68,475)	12.91
Outstanding - end of the year	574,702	$ 12.44	791,777	$ 12.01	557,880	$ 13.92
Options exercisable at the end of the year	259,369	$ 16.56	313,320	$ 15.66	207,681	$ 14.59

* *Includes 240,525 options granted to Elbit's employees as a result of the merger (See Note 3a) of which 54,675 were unvested at the date of merger.*

The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2004, 2003 and 2002 were as follows:

	For options with an exercise price on the grant date that:					
	Exceeds market price Year ended December 31,			*Less than market price* Year ended December 31,		
	2004	2003	2002	2004	2003	2002
Weighted average exercise prices	$ -	$ 8.44	$ 14.86	$ 12.41	$ 8.00	$ 9.29
Weighted average fair values on grant date	$ -	$ 1.30	$ 0.91	$ 5.51	$ 2.95	$ 4.01

U.S. dollars in thousands, except share and per share data

NOTE 18 SHAREHOLDERS' EQUITY (Cont.)

b. Options to employees (Cont.)

2. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2004:

	Options outstanding			Options exercisable	
Exercise price	Number outstanding at December 31, 2004	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number outstanding at December 31, 2004	Weighted-average exercise price
$ 7.77-8.437	306,333	3.39	$ 8.02	68,000	$ 8.00
$ 10.38-11.69	51,500	2.95	$ 10.64	5,000	$ 10.38
$ 12.41-13.33	42,703	3.42	$ 12.75	22,703	$ 13.06
$ 18.09-19.05	141,166	1.57	$ 18.64	130,666	$ 18.62
$ 29.38	33,000	2.83	$ 29.38	33,000	$ 29.38
	574,702			259,369	

3. In December 1999, the Company's shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the "1999 grant"). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. The exercise prices of the options granted in February 2000, 2001 and 2002 were $18.76, $18.76 and $13.01, respectively, as adjusted for dividends distributed in 2000.

   In March 2001, the Company's shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the "2001 grant"). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. The exercise prices of the options granted in June 2001, 2002 and 2003 were $19.05, $8.34 and $8.437, respectively.

   As of grant date, the weighted average fair value of the 1999 grant and the 2001 grant was $7.67 and $3.29 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model *(see Note 2s for the assumptions used in the calculation).*

   Upon exercise of the options, the option holder will be granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans are considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which is accounted for under SFAS 123, See Note 2s). For options accounted under APB 25, compensation expense is calculated based on the quoted market price of the Company's stock at the end of each reporting period and is amortized over the remaining vesting period of the options.

   In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares.

4. Compensation expense recorded during 2004 amounted to $ 545 (2003 - $386, 2002 - $222).
5. The balance of deferred compensation as of December 31, 2004 amounted to $705.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 19 INCOME (LOSS) PER SHARE

Income (loss) per share is computed as follows:

	Year ended December 31, 2004			2003			2002		
	income	Number of shares (in thousands)	Per share amount	Loss	Number of shares (in thousands)	Per share amount	Loss	Number of shares (in thousands)	Per share amount
Basic	$84,133	29,266	$2.87	$(7,205)	29,194	$(0.25)	$(41,579)	26,272	$(1.58)
Effect of options of investees	(95)	-		(200)	-		(209)	-	
Effect of dilutive stock options	-	119		-	-		-	-	
Diluted	84,038	29,385	$2.86	(7,405)	29,194	$(0.25)	(41,788	26,272	$(1.58)

All stock options issued by Elron were not included in the computation of diluted loss per share for the years 2003 and 2002 because their effect was anti-dilutive. In 2004, 174,165 stock options were excluded from the dilutive income per share calculation due their anti-dilutive effect (see Note 2r).

NOTE 20 EQUITY IN EARNINGS (LOSSES) OF AFFILIATED COMPANIES

	Year ended December 31, 2004	2003	2002
Affiliated companies:			
Elbit (1)	$ -	$ -	$ (8,658)
ESL (2)	4,706	9,110	9,469
Given	(2,573)	(3,184)	(4,376)
Others (3)	(12,625)	(14,624)	(20,624)
	$ (10,492)	$ (8,698)	$ (24,189)

(1) Through the merger date, see Note 3a.

(2) Through the sale date, see Note 7d(1).

(3) Including equity in net losses of consolidated entities through the dates of commencement of consolidation.

NOTE 21 GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31, 2004	2003	2002
ESL (See Note 7d(1))	$ 105,171	$ (35)	$ 1,603
Given (See Note 7d(2))	21,667	4,548	5,251
KIT (See Note 7d(4))	5,302	-	-
Galil Medical's urology business (See Note 3c)	-	21,241	-
Others	256	-	34
	$ 132,396	$ 25,754	$ 6,888

U.S. dollars in thousands, except share and per share data

NOTE 22 OTHER INCOME (EXPENSES), NET

	Year ended December 31, 2004	2003	2002
Gain (loss) from sale and increase (decrease) in market value of: (see a. and b. below)			
Partner shares (see Note 8(2))	$ -	$ 11,071	$ -
24/7 shares (see Note 3f)	-	2,019	-
Zix shares (see Note 5(2))	5,360	4,815	-
ArelNet shares	-	-	(27)
Netmanage shares	-	-	632
Kana shares [(1)]	(5)	4	(34)
Other companies, net	-	19	101
Other than temporary decline in investments (see c. below)	(803)	(3,716)	(1,866)
Equity in losses of partnerships	(7)	(547)	(303)
Other income, net	239	1,000	754
	$ 4,784	$ 14,665	$ (743)

(1) Realized and unrealized gains and losses on trading securities.

a. Realized gains from sale of available-for-sale securities amounted to approximately $5,400, $18,000 and $700 in the years ended December 31, 2004, 2003 and 2002, respectively. The proceeds from such sales amounted to approximately $8,000, $46,100 and $900 for the years ended December 31, 2004, 2003 and 2002, respectively.

b. Including an other than temporary decline in value of available-for-sale securities in the amount of approximately $0, $0 and $600 for the years ended December 31, 2004, 2003 and 2002, respectively

c. Regarding an other than temporary decline in value of other investments see Note 8 (3).

NOTE 23 FINANCING INCOME (EXPENSES), NET

	Year ended December 31, 2004	2003	2002
Income:			
Interest on cash equivalents, bank deposits and debentures	$ 2,592	$ 1,229	$ 2,314
Foreign currency gains	897	615	1,257
	3,489	1,844	3,571
Expenses:			
Interest on short-term credit and long-term loans	1,286	1,974	3,208
Foreign currency losses	1,560	623	444
	2,846	2,597	3,652
	$ 643	$ (753)	$ (81)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 24 RESTRUCTURING COSTS

In response to the economic conditions, and in particular, the slowdown in IT spending, ET group underwent a restructuring program in 2002 in order to focus its operations on core areas of its business, to reduce expenses and improve efficiency ("the 2002 Restructuring Program").

In 2004, in light of ET group's results of operations, ET group underwent an additional restructuring program, in order to further reduce expenses and adjust expenses to the reduced level of revenues ("the 2004 Restructuring Program"). Both the 2002 and 2004 Restructuring Programs included mainly workforce reductions and the 2002 Restructuring Program also included consolidation of excess facilities. Restructuring charges in 2002 were recorded in accordance with EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)" and SAB No. 100, "Restructuring and Impairment Charges". Restructuring charges in 2004 were recorded in accordance with SFAS 146, "According for Costs Associated with Exit or Disposal Activities" ("SFAS146").

Employee termination costs in 2004 and 2002 amounted to $225 and $934, respectively, relating to the termination of 9 and 77 employees, respectively. Facilities related expenses in 2002 amounted to $660, which included termination costs of a facility lease contract and write-offs of leasehold improvements.

In 2003 and 2002 ESW underwent several restructuring programs, the results of which have been classified as discontinued operations. See Note 3d.

Components of the restructuring charge for the years ended December 31, 2004 and 2003, amounts paid during the periods and remaining accrued liability as of December 31, 2004 and 2003, are as follows:

	Employee termination and severance costs	Write-off of long-lived assets	Facilities termination charges, future rental losses and other exit costs	Total
Accrued restructuring liability at December 31, 2002	18	-	524	542
Restructuring charges	294	97	46	*437
Payments and write-offs	(290)	(97)	(401)	(788)
Accrued restructuring liability at December 31, 2003	$ 22	$ -	$ 169	$ 191
Restructuring charges	225	-	-	225
Payments and write-offs	(204)	-	(169)	(373)
Accrued restructuring liability at December 31, 2004	$ 43	$ -	$ -	$ 43

* An amount of $437 for the year ended December 31, 2003, relates to ESW, for which the results of operation are included in discontinued operations.

U.S. dollars in thousands, except share and per share data

NOTE 25 DISCONTINUED OPERATIONS

During 2003 and 2002, the Company disposed of certain subsidiaries and businesses, which met the definition of a component under SFAS 144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations. Comparative data for the businesses and subsidiaries sold have been reclassified accordingly.

The following is the composition of discontinued operations:

	Year ended December 31,		
	2004	2003	2002
Loss from operations of discontinued components			
ESW (see Note 3d) *	$ (454)	$ (4,825)	$ (8,567)
VFlash (see Note 3h) *	-	453	(1,852)
Other**	-	-	(2,895)
	(454)	(4,372)	(13,314)
Gain on disposal			
ESW (see Note 3d)	-	4,137	-
VFlash (see Note 3h)	-	-	1,991
	-	4,137	1,991
	$ (454)	$ (235)	$ (11,323)
* Pre-tax Income (loss) of Vflash	$ -	$ 453	$ (2,405)
* Pre-tax loss of ESW	$ (454)	$ (4,829)	$ (8,560)

** Includes the results of operations of Textology which was sold in consideration for loans, the balance of which was written-down in 2003 (see Note 8(3)).

Revenues relating to discontinued operations for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Year ended December 31,		
	2004	2003	2002
ESW	$ -	$ 4,740	$ 8,290
VFlash	-	-	103
Other	-	-	457
	$ -	$ 4,740	$ 8,850

As of December 31, 2004, the consolidated financial statements do not include any material assets or liabilities of the components disposed of.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 26 RELATED PARTY TRANSACTIONS

a. Balances with related parties:

	December 31 2004	December 31 2003
Trade receivables:		
Affiliated companies	$ 2,271	$ 1,750
Other companies	663	377
	2	
	2,934	2,127
Other receivables:		
Affiliated companies (see Note 3c)	21	1,034
Other companies	-	62
	21	1,096
Long-term receivables:		
Other companies	405	461
	405	461
	$ 3,360	$ 3,684

b. Income and expenses from affiliated and other companies:

	Year ended December 31, 2004	2003	2002
Income:			
Revenues	$ 8,480	$ 4,155	$ 2,487
Interest and commission for guarantees	142	110	75
Participation in Directors' remuneration	38	35	13
Participation in expenses	89	76	308
Costs and Expenses:			
Participation in expenses	40	191	256
Directors' remuneration	30	33	39
Cost of revenue	-	-	-

c. Option to the Chairman of the Board - see Note 18b(3).

d. The Company holds certain investments together with DIC as of December 31, 2004, as follows:

	% holding by DIC	Elron and RDC
Galil	22.0	59.1
NetVision	45.7	45.7
Given	12.5	24.7
Avantry	5.7	10.7

U.S. dollars in thousands, except share and per share data

NOTE 27 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized gains on securities	Foreign currency translation adjustments	Minimum pension liability in an affiliated company	Unrealized loss on derivatives in an affiliated company	Total
Balance as of January 1, 2003 (net of tax effect of $4,758)	$ 8,459	$ (333)	$ (597)	$ -	$ 7,529
Unrealized gains on available for sale securities (net of tax effect of $31,605)	55,960	-	-	-	55,960
Reclassification adjustment for realized gain included in net loss (net of tax effect of $6,933)	(11,113)	-	-	-	(11,113)
Unrealized loss on derivative instruments in an affiliated company	-	-	-	(108)	(108)
Foreign currency translation adjustment	-	(304)	-	-	(304)
Minimum pension liability in an affiliated company	-	-	(172)	-	(172)
Balance as of December 31, 2003 (net of tax effect of $29,430)	$ 53,306	$ (637)	$ (769)	$ (108)	$ 51,792
Unrealized gains on available for sale securities (net of tax effect of $4,049)	8,489	-	-	-	8,489
Reclassification adjustment for realized gain included in net income (net of tax effect of $1,179)	(3,582)	-	-	-	(3,582)
Unrealized loss on derivative instruments in an affiliated company	-	-	-	84	84
Foreign currency translation adjustments	-	202	-	-	202
Reclassification adjustments for loss on derivative instruments, minimum pension liability and foreign currency translation adjustments, included in net income due to sale of affiliated companies	-	(61)	769	24	732
Balance as of December 31, 2004 (net of tax effect of $32,300)	$ 58,213	$ (496)	$ -	$ -	$ 57,717

NOTE 28 BUSINESS SEGMENTS

a. As of December 31, 2004, the Company operates in two business segments: (1) the System and Projects segment through the ET group and (2) "Other Holdings and Corporate Operations" in which the Company is directly engaged and includes corporate headquarters and reflects the investments in companies engaged in various fields of advanced technology.

The operations of the System and Projects segment include development and supply of software solutions for the management of large and complex communication and internet networks.

The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the fields of telecom, medical devices, semiconductors, advanced materials and other fields and the corporate operations.

Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment – Internet Products – which has been sold and therefore classified as discontinued operations (see Note 3d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 28 BUSINESS SEGMENTS (Cont.)

b. Segment information is as follows:

	Internet products	System and projects	Other holdings and corporate operations	Adjustments	Total
2004					
Net revenues	$ -	$ 5,065	$ 11,265	$ -	$ 16,330
Other income, net	-	35	4,749	-	4,784
Equity in losses of affiliated companies	-	-	(10,492)	-	(10,492)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	-	-	132,396	-	132,396
Financial income (expenses), net	-	(824)	1,467	-	643
Tax benefit (taxes on income)	-	(31)	(15,101)	-	(15,132)
Net income (loss)	(454)	(7,946)	92,533	-	84,133
Depreciation and amortization	-	713	1,155	-	1,868
Capital expenditures	-	34	694	-	728
Total assets as of December 31, 2004	-	4,557	498,715	(2,116)	501,156
Goodwill as of December 31, 2004	-	3,611	6,657	-	10,268

	Internet products	System and projects	Other holdings and corporate operations	Adjustments	Total
2003					
Net revenues	$ -	$ 7,390	$ 9,157	$ -	$ 16,547
Other income, net	-	27	14,638	-	14,665
Equity in losses of affiliated companies	-	-	(8,698)	-	(8,698)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	-	-	25,754	-	25,754
Financial income (expenses), net	-	(1,504)	751	-	(753)
Tax benefit (taxes on income)	-	(37)	(6,797)	-	(6,834)
Net income (loss)	(689)	(2,074)	(4,442)	-	(7,205)
Depreciation and amortization	-	254	1,336	-	1,590
Capital expenditures	39	53	14,138	-	14,230
Total assets as of December 31, 2003	75	15,177	450,222	(14,770)	450,704
Goodwill as of December 31, 2003	-	5,591	6,428	-	12,019

U.S. dollars in thousands, except share and per share data

NOTE 29 BUSINESS SEGMENTS (Cont.)

b. Segment information is as follows (Cont.):

	Internet products	System and projects	Other holdings and corporate operations	Adjustments	Total
2002					
Net revenues	$ -	$ 10,069	$ 5,110	$ -	$ 15,179
Other income, net	-	4	(747)	-	(743)
Equity in losses of affiliated companies	-	-	(24,189)	-	(24,189)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	-	-	6,888	-	6,888
Financial income (expenses), net	-	(1,562)	1,481	-	(81)
Tax benefit (taxes on income)	-	(99)	2,961	-	2,862
Net income (loss)	(8,567)	(5,912)	(27,100)	-	(41,579)
Depreciation and amortization	-	1,473	1,421	-	2,894
Capital expenditures	247	158	33,698	-	34,103
Total assets as of December 31, 2002	6,057	17,601	383,268	(12,673)	394,253
Goodwill as of December 31, 2002	1,085	5,591	14,862	-	21,538

c. Revenues according to location of customers are as follows:

	2004	2003	2002
Israel	$ 4,338	$ 6,589	$ 9,042
USA	8,688	6,474	2,572
Europe	1,287	2,223	2,315
Asia	2,017	1,261	1,250
	$ 16,330	$ 16,547	$ 15,179

d. Revenues from major customers were as follows:

	2004	2003	2002
In the Systems and Project segment:			
Customer A	10%	14%	21%
Customer B	8%	4%	16%
Customer C	4%	9%	10%
In the Other Holdings and Corporate Operations segment:			
Oncura (See Note 26)	42%	21%	-

e. The majority of the long-lived assets are located in Israel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands, except share and per share data

NOTE 29 RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

a. **Effect on the statement of operations:**

	As reported	Adjustments	As per Israeli GAAP
For the year ended December 31, 2004:			
Net income	$ 84,133	$ 7,896	$ 92,029
Basic net income per share	2.89	0.27	3.16
Diluted net income per share	2.88	0.27	3.15
For the year ended December 31, 2003:			
Net loss	$ (7,205)	$ 18,436	$ 11,231
Basic net loss per share	(0.25)	0.63	0.38
Diluted net loss per share	(0.25)	0.63	0.38
For the year ended December 31, 2002:			
Net loss	(41,579)	3,211	(38,368)
Basic net loss per share	(1.58)	0.12	(1.46)
Diluted net loss per share	(1.58)	0.12	(1.46)

b. **Effect on the balance sheet:**

As of December 31, 2004:			
Investments in other companies and long-term receivables	$ 155,929	$ (150,142)	$ 5,787
Investment in affiliated companies	117,124	(14,684)	102,440
Total assets	501,156	(176,476)	324,680
Deferred taxes	41,233	(46,545)	(5,312)
Accumulated deficit	51,786	29,458	81,244
Total equity	389,080	(113,500)	275,580
As of December 31, 2003:			
Investments in other companies and long-term receivables	$ 128,799	$ (124,035)	$ 4,764
Investment in affiliated companies	156,819	(40,454)	116,365
Total assets	450,704	(176,981)	273,723
Deferred taxes	40,684	(44,813)	(4,129)
Accumulated deficit	(32,347)	21,562	(10,785)
Total equity	296,130	(115,692)	180,438

U.S. dollars in thousands, except share and per share data

NOTE 29 RECONCILIATION TO ISRAELI GAAP (Cont.)

c. Material adjustments:

The abovementioned adjustments result mainly from the differences between U.S. GAAP and Israeli GAAP detailed below:

1. According to U.S. GAAP, the merger of Elron and Elbit and the DEP share purchase as described in Note 3 are accounted for by the purchase method in Elron's financial statements. According to accepted practice in Israel, the merger between Elron and Elbit and the DEP share purchase, are considered transactions with controlling shareholders and accordingly, the assets and liabilities should be recorded according to their carrying values in the transferring company at the dates of the relevant transactions.

   In addition, in 2003 and 2002 Elbit and RDC reversed valuation allowances in respect of deferred tax assets of approximately $9,700 and $6,600, respectively, relating to carryforward losses. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. Under Israeli GAAP, only the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the company was recorded as a tax benefit in net income. The effect on net loss in 2003 and 2002 amounted to a reduction in losses of approximately $3,800 and $2,900, respectively.

2. As a result of the purchase of DEP and additional investments in Oren, Elron's aggregate interest in certain companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. GAAP, Elron's direct holdings in these companies, which had been accounted for by Elron at cost or as available-for-sale securities, were accounted for retroactively under the equity method of accounting ("step-by-step acquisition") which resulted in a restatement of Elron's financial statements for all prior periods. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in these companies.

   As a result, under Israeli GAAP, the excess of the investment over the equity acquired ("excess cost") in Oren in the amount of approximately $8,800 was assigned to intangible assets and will be amortized over a period of five years. Under U.S GAAP no such excess cost exists. The effect on net income (loss) in 2004, 2003 and 2002 amounted to an increase (decrease) in expenses of approximately $1,800, $(400) and $(300), respectively.

3. As discussed in Note 7d(1), on July 28, 2004 Elron sold its shares in ESL. Due to the difference in the carrying amount of the investment in ESL between Israeli GAAP and U.S. GAAP (resulting mainly from the merger of ESL and EL-OP in 2000, which was accounted for by the purchase method under U.S. GAAP and as a non-monetary exchange of similar assets under Israeli GAAP), the gain resulting from the sale of ESL under U.S. GAAP is different than the aforementioned gain under Israeli GAAP. The gain recorded under Israeli GAAP amounted to $116,000, which net of tax was $102,900.

4. As described in Note 8(2), in 2003 Elbit sold 6,278,226 shares of Partner. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, is considered a transaction with controlling shareholders and accordingly the assets and liabilities of Elbit were recorded according to their carrying values in Elbit at the date of the merger (see 1 above). The carrying value of the Partner shares was approximately $15 and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP amounted to approximately $18,700, as compared to approximately $7,100 under US GAAP.

U.S. dollars in thousands, except share and per share data

NOTE 29 RECONCILIATION TO ISRAELI GAAP (Cont.)

c. Material adjustments (Cont.)

5. As described in Note 7d(2), in 2003 and 2002 RDC sold 753,600 and 500,000 shares of Given, respectively. As described above (see 1 above) the investment in Given was recorded according to its carrying value in DEP at the purchase date. According, the sale of Given shares in 2003 and 2002 resulted in an additional gain of approximately $2,000 and $800, respectively.

6. According to U.S. GAAP the transfer of Galil's business in exchange for an interest in Oncura was recorded at fair value and as a result Elron recognized a gain on the transaction (net of minority interest and income taxes) in the amount of $4,400 and recorded the investment in Oncura at fair value. According to Israeli GAAP, the aforementioned exchange is accounted for as an exchange of similar productive assets. Accordingly, the investment in Oncura was recorded at the carrying value of the assets transferred and no gain was recognized.

7. According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain is recognized in the statement of operations over three years from the date of the public offering. The effect on net income (loss) in 2004, 2003 and 2002 amounted to an increase in income under Israeli GAAP of approximately $2,300, $1,900 and $3,200, respectively.

8. Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net income (loss) in 2004, 2003 and 2002 amounted to an increase (decrease) in income of approximately $3,000, $3,700 and $(900), respectively.

9. Effective January 1, 2002 the Company adopted SFAS 142, according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

   As mentioned in Note 12(5), in 2004 the Company tested a part of its goodwill for impairment and as a result, recorded an impairment loss in the amount of approximately $2,000. Under Israeli GAAP no impairment loss in respect of goodwill was required to be recorded mainly, since the carrying amount of goodwill had already been amortized.

10. According to U.S. GAAP the fair value of options granted to employees to acquire shares of affiliated companies held by Elron and RDC is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss.

11. As discussed in Note 16d, corporate tax rates were progressively reduced in Israel. The effect of the change in the tax rate under Israeli GAAP amounted to an income taxes charge in 2004 of approximately $400, while under U.S. GAAP the effect of the change amounted to a tax benefit in 2004 of $3,000. The difference resulted mainly from the difference between Israeli and U.S. GAAP described in Note c(8) above.

U.S. dollars in thousands, except share and per share data

NOTE 29 RECONCILIATION TO ISRAELI GAAP (Cont.)

c. Material adjustments (Cont.)

12. Under U.S. GAAP, deferred taxes are provided in respect of all temporary differences relating to equity method investments. Under Israeli GAAP, deferred taxes are not provided in respect of temporary differences relating to taxes arising on disposal of equity method investments, if the disposal is not probable to occur in the foreseeable future. The effect of the aforementioned difference on net income according to U.S. GAAP was an additional tax expense in 2004 in the amount of approximately $1,300 (net of minority interest).

13. As described in Note 7d(2), under U.S. GAAP the acquisition of the additional interest in RDC was accounted for by the purchase method. Accordingly, Elron recorded the additional interest in RDC at fair value and as a result also recorded its share of the gain in the distribution of Given shares. According to Israeli GAAP, the gain recorded is limited to the effective decrease in the investment in Given in Elron's accounts (subsequent to the distribution and the relating acquisition of the additional interest in RDC) and accordingly only the portion relating to the additional interest acquired in other net assets of RDC (except Given) was recorded at fair value. The effect of the aforementioned difference on net income for 2004 was an increase in net income under U.S. GAAP of approximately $900.

14. As described in Note 2i, under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company's ability to significantly influence the investee's operational and financial policies. Under Israeli GAAP, if the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting shall be applied. The effect of the aforementioned difference on net income for 2004 was a decrease in net income under Israeli GAAP of approximately $300.

ANNEX TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

Details relating to major investments as of December 31, 2004:

	% of ownership interest (1)	Carrying value of the investment as of December 31, 2004 (2)	Market value of the publicly traded investments as of December 31, 2004	February 25, 2005
Consolidated Companies:				
Elron Telesoft Ltd. and Elron Telesoft Export Ltd.	100%	3,746	$ -	$ -
Galil Medical Ltd. (3)	39%	545	-	-
3DV Systems Ltd. (3)	71%	(254)	-	-
Starling (3)	25%	212	-	-
SELA (3)	27%	725	-	-
Affiliated Companies (equity):				
Given Imaging Ltd. (Nasdaq: GIVN) (3)	20%	67,129	195,583	181,881
NetVision Ltd.	46%	3,542	-	-
ChipX	27%	3,677	-	-
CellAct Ltd.	45%	416	-	-
Oren Semiconductor Inc.	41%	1,513	-	-
Oncura (4)	10%	11,736	-	-
AMT	40%	4,549		-
Wavion, Inc.	38%	1,321	-	-
Pulsicom Israel Technologies Ltd.	18%	293	-	-
Notal Vision, Inc.	26%	803	-	-
Available for sale:				
Partner (Nasdaq: PTNR)	9%	136,208	136,208	143,660
EVS (Nasdaq: EVSNF.OB)	11%	994	1,562	1,215
Partnership:				
Gemini Israel Fund L.P.	5%	68	-	-
InnoMed Ventures L.P.	14%	2,705	-	-
Cost:				
Avantry (formerly:Witcom Ltd.) (3)	7%	495	-	-
Jordan Valley	28%	6,707	-	-
Impliant	28%	7,340	-	-

(1) On the basis of the outstanding share capital.

(2) Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.

CORPORATE DIRECTORY

CORPORATE HEADQUARTERS

Elron Electronic Industries Ltd.
The Triangle Building, 42nd floor
3 Azrieli Center
Tel Aviv 67023, Israel
Tel.: +972-3-607-5555
Fax: +972-3-607-5556
Website: www.elron.com

TRANSFER AGENT AND REGISTRAR

The American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Company's common stock and maintains shareholder accounting records. Contact the Transfer Agent regarding questions pertaining to change of address and account names. Shareholders who receive multiple copies of the Company's reports can avoid inconvenience and save the Company the expense of multiple mailing by consolidating their accounts.

Redundant mailing to a single household, where accounts exits in more than one name, may also be eliminated. In their correspondence, the shareholder should state the exact name(s) in which the stock is registered, the certificate number(s), as well as old and new information pertaining to the account.

CONTACT

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Tel.: +1-718-921-8275

STOCK LISTING

Elron's common stock is traded on the Tel Aviv Stock Exchange and on Nasdaq National Market under the symbol ELRN.

BOARD OF DIRECTORS

Ami Erel, Chairman
Avraham Asheri
Prof. Gabi Barbash
Dr. Chen Barir
Prof. Yair Be'eri
Avi Fischer
Yaacov Goldman
Oren Lieder
Dori Manor
Dr. Dalia Megiddo
Prof. Daniel Sipper

OFFICERS

Doron Birger, President & CEO
Tal Raz, Vice President & CFO
Moshe Fourier, Vice President
Shmuel Kidron, Vice President
Avishai Friedman, Vice President – Business Development
Paul Weinberg, General Counsel & Corporate Secretary

INDEPENDENT AUDITORS

Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global)

LEGAL COUNSEL

Prof. Joseph Hodak & Co. Advocates, Tel Aviv
Kramer Levin Naftalis & Frankel, LLP, New York

Design and Production: Studi[o]z
Copywriting: The Trendlines Group

WWW.ELRON.COM

HANDS-ON TECHNOLOGY

ELRON ELECTRONIC INDUSTRIES LTD.

A MEMBER OF THE IDB HOLDING GROUP

ELRON ELECTRONIC INDUSTRIES LTD.
The Triangle Building, 42nd Floor
3 Azrieli Center, Tel Aviv 67023, Israel
Tel. +972-3-607-5555
Fax. +972-3-607-5556
E-mail. elron@elron.net